UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________________________________________________
FORM 6-K
__________________________________________________________________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2024
(Commission File No. 001-40634)
__________________________________________________________________________
Gambling.com Group Limited
(Translation of registrant’s name into English)
__________________________________________________________________________
22 Grenville Street
St. Helier, Jersey
JE4 8PX, Channel Islands
(Address of registrant’s principal executive office)
__________________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
The information contained in this Report on Form 6-K (this “Form 6-K”) is hereby incorporated by reference into the Gambling.com Group Limited's registration statements on Forms F-3 (File Nos. 333-266888 and 333-272030) and Forms S-8 (File Nos. 333-258412, 333-262539, 333-270786, 333-278149 and 333-278155).

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Comprehensive Income (Loss) (Unaudited)
(USD in thousands, except per share amounts)

		Three Months Ended June 30,		Six Months Ended June 30,
	NOTE	2024	2023	2024	2023
Revenue	18	30,541	25,972	59,756	52,664
Cost of sales		(1,436)	(896)	(3,669)	(1,887)
Gross profit		29,105	25,076	56,087	50,777
Sales and marketing expenses	19	(10,713)	(8,744)	(20,325)	(17,008)
Technology expenses	19	(3,094)	(2,464)	(6,309)	(4,704)
General and administrative expenses	19	(6,237)	(6,928)	(12,541)	(12,466)
Movements in credit losses allowance and write-offs	4	(741)	(118)	(701)	(767)
Fair value movement on contingent consideration	19	—	(6,087)	—	(6,939)
Operating profit		8,320	735	16,211	8,893
Finance income	20	230	606	1,174	706
Finance expenses	20	(897)	(420)	(1,351)	(983)
Income before tax		7,653	921	16,034	8,616
Income tax charge	22	(723)	(643)	(1,805)	(1,743)
Net income for the period attributable to the shareholders		6,930	278	14,229	6,873
Other comprehensive (loss) income
Exchange differences on translating foreign currencies		(921)	(676)	(3,515)	692
Total comprehensive income (loss) for the period attributable to the shareholders		6,009	(398)	10,714	7,565
Net income per share attributable to shareholders, basic	21	0.19	0.01	0.39	0.19
Net income per share attributable to shareholders, diluted	21	0.19	0.01	0.38	0.18
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Financial Position
(USD in thousands)

	NOTE	JUNE 30, 2024	DECEMBER 31, 2023
		(Unaudited)
ASSETS
Non-current assets
Property and equipment	5	1,687	908
Right-of-use assets	6	5,272	1,460
Intangible assets	7	133,164	98,000
Deferred tax asset	17	6,694	7,134
Total non-current assets		146,817	107,502
Current assets
Trade and other receivables	8	20,807	21,938
Cash and cash equivalents	9	7,523	25,429
Total current assets		28,330	47,367
Total assets		175,147	154,869
EQUITY AND LIABILITIES
Equity
Share capital	10	—	—
Capital reserve	11	75,778	74,166
Treasury shares	10	(12,916)	(3,107)
Share-based compensation reserve	12	8,900	7,414
Foreign exchange translation deficit		(7,722)	(4,207)
Retained earnings		58,887	44,658
Total equity		122,927	118,924
Non-current liabilities
Lease liability	6	4,344	1,190
Deferred tax liability	17	2,208	2,008
Borrowings	14	17,032	—
Total non-current liabilities		23,584	3,198
Current liabilities
Trade and other payables	16	6,958	10,793
Deferred income	18	1,869	2,207
Deferred consideration	15	17,092	18,811
Contingent consideration	15	1,317	—
Borrowings and accrued interest	14	145	—
Other liability		—	308
Lease liability	6	1,217	533
Income tax payable		38	95
Total current liabilities		28,636	32,747
Total liabilities		52,220	35,945
Total equity and liabilities		175,147	154,869
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Changes In Equity (Unaudited)
(USD in thousands)

	NOTE	SHARE CAPITAL	CAPITAL RESERVE	TREASURY SHARES	SHARE-BASED COMPENSATION RESERVE	FOREIGN EXCHANGE TRANSLATION DEFICIT	RETAINED EARNINGS	TOTAL EQUITY
Balance at January 1, 2024		—	74,166	(3,107)	7,414	(4,207)	44,658	118,924
Issue of ordinary shares, net of issuance costs	11,12	—	439	—	—	—	—	439
Treasury shares acquired	10	—	—	(9,809)	—	—	—	(9,809)
Share-based payment expense	12, 13	—	—	—	2,102	—	—	2,102
Exercise of options	11,12,13	—	906	—	(349)	—	—	557
Exercise of warrants	11,12,13	—	85	—	(85)	—	—	—
Share options expired		—	182	—	(182)	—	—	—
		—	1,612	(9,809)	1,486	—	—	(6,711)
Comprehensive income
Net income		—	—	—	—	—	14,229	14,229
Exchange differences on translating foreign currencies		—	—	—	—	(3,515)	—	(3,515)
Balance at June 30, 2024		—	75,778	(12,916)	8,900	(7,722)	58,887	122,927

Balance at January 1, 2023		—	63,723	(348)	4,411	(7,075)	26,398	87,109
Issue of ordinary shares, net of issuance costs			10,216					10,216
Share-based payment expense	12, 13	—	—	—	1,611	—	—	1,611
Treasury shares acquired	10	—	—	(759)	—	—	—	(759)
Exercise of options	11,12,13	—	13	—	(13)	—	—	—
		—	10,229	(759)	1,598	—	—	11,068
Comprehensive income
Net income		—	—	—	—	—	6,873	6,873
Exchange differences on translating foreign currencies		—	—	—	—	692	—	692
Balance at June 30, 2023		—	73,952	(1,107)	6,009	(6,383)	33,271	105,742
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Interim Condensed Consolidated Statements of Cash Flows (Unaudited)
(USD in thousands)

		Six Months Ended June 30,
	NOTE	2024	2023
Cash flow from operating activities
Income before tax		16,034	8,616
Finance expense, net	20	177	277

Adjustments for non-cash items:
Depreciation and amortization	19	2,245	1,025
Movements in credit loss allowance and write-offs	4	701	767
Fair value movement on contingent consideration	19	—	6,939
Share-based payment expense	13	2,557	2,099
Income tax paid	22	(1,440)	(1,789)
Payment of deferred consideration	3	(7,156)	—
Payment of contingent consideration		—	(4,621)
Cash flows from operating activities before changes in working capital		13,118	13,313
Changes in working capital
Trade and other receivables		36	(1,892)
Trade and other payables		(4,155)	186
Inventories		—	62
Cash flows generated by operating activities		8,999	11,669
Cash flows from investing activities
Acquisition of property and equipment	5	(914)	(204)
Acquisition of intangible assets	7	(20,605)	(392)
Capitalization of internally developed intangibles	7	(1,065)	(962)
Interest received from bank deposits	20	104	—
Payment of deferred consideration	3	(10,044)	(2,390)
Payment of contingent consideration		—	(5,557)
Cash flows used in investing activities		(32,524)	(9,505)
Cash flows from financing activities
Exercise of options		557	—
Treasury shares acquired	10	(9,750)	(759)
Proceeds from borrowings	14	18,000	—
Transaction costs related to borrowings	14	(847)	—
Interest payment attributable to third party borrowings	14	(174)	—
Interest payment attributable to deferred consideration settled	3	(1,382)	(110)
Principal paid on lease liability	6	(254)	(199)
Interest paid on lease liability	6	(89)	(87)
Cash flows generated by (used in) financing activities		6,061	(1,155)
Net movement in cash and cash equivalents		(17,464)	1,009
Cash and cash equivalents at the beginning of the period		25,429	29,664
Net foreign exchange differences on cash and cash equivalents		(442)	638
Cash and cash equivalents at the end of the period	9	7,523	31,311

Supplemental non-cash
Right-of-use assets	6	3,982	—
Issue of ordinary shares for acquisitions	10	—	9,912
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED
Notes to Interim Condensed Consolidated Financial Statements (Unaudited)
(USD in thousands, except share and per-share amounts)

1. GENERAL COMPANY INFORMATION
Gambling.com Group Limited (the “Company” or the "Group”) is a public limited liability company founded in 2006 and incorporated in Jersey in accordance with the provisions of the Companies (Jersey) Law 1991, as amended. The Company redomiciled from Malta to Jersey and was renamed from Gambling.com Group Plc to Gambling.com Group Limited in May 2021. Our registered address and principle executive offices is 22 Grenville Street, St. Helier, Jersey JE4 8PX.
We are a fast-growing provider of digital marketing services for the global online gambling industry. Our principal focus is on online casino, online sports betting and fantasy sports. Through our proprietary technology platform, we publish a portfolio of premier branded websites including Gambling.com, Casinos.com, RotoWire.com and Bookies.com. Each of our websites is bespoke and tailored for different user interests and markets within the online gambling industry and include original and curated news relating to the sector, such as odds, statistics, product reviews and product comparisons of online gambling services around the world. We attract online gamblers through online marketing efforts and refer these online gamblers to companies that are licensed by gambling regulators to provide real-money online gambling services, known as online gambling operators, who convert online gamblers into paying players. In this way, we provide business-to-business, or B2B, digital marketing services to online gambling operators.

We have a workforce of more than 500 employees and primarily operate from our offices in Ireland, the United States and Malta.
2. BASIS OF PREPARATION AND PRESENTATION
These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). They do not include all disclosures that would otherwise be required in a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and should be read in conjunction with the fiscal year 2023 audited consolidated financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, previously filed with the United States Securities and Exchange Commission on March 21, 2024 (“2023 audited consolidated financial statements”).

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES
These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the 2023 audited consolidated financial statements and include all adjustments necessary to present fairly the Company’s interim condensed consolidated statement of financial position as of June 30, 2024, its results of operations for the three and six months ended June 30, 2024 and 2023, and changes in equity and its cash flows for the six months ended June 30, 2024 and 2023. The results of operations for the three and six months ended June 30, 2024 are not necessarily indicative of the results that may be expected for the year ended December 31, 2024.
The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis except for contingent consideration which is measured at fair value and included in Level 3 of the fair value hierarchy.

NEW AND AMENDED STANDARDS ADOPTED BY THE GROUP IN 2024
The Group has analyzed the following amendments to existing standards that are mandatory for the Group’s accounting period beginning on January 1, 2024, and determined they had limited or no impact on the Group’s financial statements:
▪Amendments to IAS 1, Presentation of Financial Statements and IFRS Practice Statement 2: Classification of Liabilities as Current vs Non-Current; and Non-current Liabilities with Covenants
▪Amendments to IAS16, Leases: Lease Liability in a Sale and Leaseback
▪Amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures: Supplier Finance Arrangements
Standards Issued but Not Yet Effective
There were a number of standards and interpretations which were issued but not yet effective until periods beginning after January 1, 2024. and therefore have not been adopted within these interim condensed consolidated financial statements. These amendments are not expected to have a significant impact on disclosures or amounts reported in the Group’s consolidated financial statements in the period of initial application.
Effective for annual periods beginning after January 1, 2024:
▪IFRS 18 Presentation and Disclosures in Financial Statements
▪IFRS 19 Subsidiaries without Public Accountability: Disclosures
▪Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability
▪Amendments to the Classification and Measurement of Financial Instruments
USE OF ESTIMATES AND JUDGEMENTS
In preparing these interim condensed consolidated financial statements, the Company has made estimates and judgements that impact the application of accounting policies and reported amounts. The significant estimates and judgements made in applying the Company’s accounting policies and key sources of estimation were consistent with those described in its 2023 audited consolidated financial statements. Estimates and judgements used in deferred tax accounting are disclosed in Note 17.

ACQUISITION OF FREEBETS.COM AND RELATED ASSETS

On April 1, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited and GDC UKGB Limited, as purchasers, and the Company, as guarantor, acquired from XL Media PLC and XL Media Publishing Limited, as sellers, Freebets.com and related assets (the “Freebets.com Assets”). Management performed an assessment of the application of IFRS 3, ‘Business Combinations’ in concluding whether the acquisition meets the definition of a business. Based on the definition of a business, the Company concluded the acquired assets did not meet the definition of a business. Thus, the acquisition was accounted as an asset acquisition. The consideration has been allocated on a fair value basis to domain names, customer contracts and content assets as disclosed in Note 7.

Amounts committed on acquisition consist of contractual obligations resulting from the purchase of such intangible assets. Some of the obligations have a predetermined value, while others include future payments of performance-based amounts. These obligations are further referred to as deferred and contingent consideration respectively. The contingent consideration is measured at fair value, which is determined on the date of purchase and subsequently, at each reporting date, by calculating the expected cash outflow. Subsequent movement in contingent consideration related to asset acquisitions are capitalized as part of the related intangible assets. Note 15 further describes the amounts committed on acquisition.

ROTOWIRE DEFERRED CONSIDERATION PAYMENT

In January 2024 and 2023, the Group made cash payments of deferred consideration related to the 2022 acquisition of 100% of the issued and outstanding equity interests of Roto Sports, Inc., the operator of

Rotowire.com (“RotoWire”), totaling an aggregate of $5,000 and $2,500, respectively. The payment is reflected in the cash flows partly within investing activities and partly within financing activities. The part of the payment related to original estimate of the fair value of deferred consideration of $4,450 and $2,390, respectively, is reported within investing activities in the cash flow statement and the part of the payment related to the increase in the consideration value on account of the interest element since the acquisition of $550 and $110, respectively, is reported within financing cash flows.

BONUSFINDER CONTINGENT CONSIDERATION: PAYMENT AND MODIFICATION

In April 2023, the Group settled contingent consideration related to the 2022 acquisition of 100% of the issued and outstanding equity interests of NDC Media Limited, the operator of BonusFinder.com (“BonusFinder”) totaling an aggregate of $20,090, of which $10,178 was settled in cash and $9,912 was paid in unregistered ordinary shares of the Group. The payment is reflected in the cash flow statement partly within investing and partly within operating activities. The part of the payment related to the original estimate of the fair value of contingent consideration of $5,557 is reported within investing activities in the cash flow statement and the part of the payment related to the increase in the consideration value on account of the fair value movements since the acquisition of $4,621 is reported within operating cash flows.
On June 30, 2023, the Company entered into an agreement with the former shareholders of BonusFinder which modified terms of the original share purchase agreement relating to the terms of the remaining earnout payment. The agreement terminated the earn-out period early effective as of June 30, 2023. The agreement also provided that fixed consideration of EUR18,000 would be paid in two installments, (i) EUR5,000 ($5,440) was paid on July 7, 2023, and (ii) EUR13,000 was paid on April 30, 2024.
During April 2024, the Group settled the final payment of EUR12,699 ($13,582) in cash to sellers of BonusFinder. The final settlement was adjusted for an outstanding open working capital balance and acquisition bonus payments to BonusFinder employees. The part of the payment related to original estimate of the fair value of deferred consideration of $5,594, is reported within investing activities in the cash flow statement and the part of the payment related to the increase in the consideration value on account of the fair value movements since the acquisition of $7,156 is reported within operating cash flows. The part of the payment related to the increase in the consideration value on account of the interest element since the modification of $832 is reported within financing cash flows.

SEGMENT REPORTING
An operating segment is a part of the Group that conducts business activities from which it can generate revenue and incur costs, and for which independent financial information is available. Identification of segments is based on internal reporting to the chief operating decision maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer (“CEO”). The CEO reviews the Group consolidated reports distributed internally on a monthly basis, and includes key metrics such as new depositing customers, revenue, operating expenses, and adjusted EBITDA (defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items). The Group does not divide its operations into different segments, and the CODM operates and manages the Group’s entire operations as one segment, which is consistent with the Group’s internal organization and reporting system.
As of June 30, 2024 and December 31, 2023, the geographic analysis of the Group’s non-current assets, excluding deferred tax assets, was as follows:

	As of June 30,	As of December 31,
	2024	2023
Ireland	111,090	75,858
United States	27,688	24,398
Other	1,345	112
	140,123	100,368

FOREIGN CURRENCY TRANSLATION
The following exchange rates were used to translate the financial statements of the Group from EUR into USD:

	Period End	Average for Period	Beginning of Period	Low	High
Six Months Ended June 30,	(EUR per USD)
2024	0.93	0.93	0.91	0.91	0.94
2023	0.92	0.92	0.93	0.90	0.95

4. RISK MANAGEMENT
FINANCIAL RISK MANAGEMENT
The Group’s activities potentially expose it to a variety of financial risks: market risk (foreign exchange risk and cash flow and fair value interest rate risk), credit risk and liquidity risk. The management of the Group’s financial risk is based on a financial policy approved by the Company’s board of directors. The Group did not make use of derivative financial instruments to hedge risk exposures during the periods presented.

(A) Market Risk
Foreign Exchange Risk
Foreign currency risk is the risk that the fair value of future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The risk arises from future commercial transactions and recognized assets and liabilities which are denominated in a currency that is not the respective group companies’ functional currencies. The currencies in which transactions and balances are primarily denominated are the Euro (“EUR”), US dollar (“USD”) and British Pound Sterling (“GBP”). Management performs ongoing assessments of foreign currency fluctuations on financial results; however, the Group does not enter into any derivative financial instruments to manage its exposure to foreign currency risk.
As of June 30, 2024 and 2023, the Group’s exposure to foreign exchange risks was primarily through cash and working capital balances held by its entities which have the Euro as the functional currency. These balances included USD-denominated net (liabilities) assets of $(12,104) and $7,558 and GBP-denominated net assets of $2,262 and $5,221 as of June 30, 2024 and 2023, respectively. Based on the sensitivity analyses performed, movements in USD and GBP exchange rates to EUR by 10% would result on average in gains or losses of $1,259 and $232, respectively, to the Group’s net profit (loss) for the six months ended June 30, 2024 (2023: $763 and $525). Management anticipates 10% is a reasonable extent of currency fluctuations in the foreseeable future.

Cash Flow and Fair Value Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rate. The Group’s exposure to interest rate risk as of June 30, 2024 arises from non-current borrowings at variable rates. The Group regularly monitors its interest rate risk and considers it not to be significant in the context of profits generated from operations.

Credit Risk
Credit risk arises from cash and cash equivalents and trade and other receivables. The exposure as of the reporting date was as follows:

	As of June 30, 2024	As of December 31, 2023
Trade and other receivables (excluding prepayments)	19,235	20,136
Cash and cash equivalents	7,523	25,429
	26,758	45,565

For the three and six months ended June 30, 2024, no single customer generated at least 10% of the Group’s total revenue for the period. For the three and six months ended June 30, 2023, revenues generated from the largest single customer accounted for 18% and 14%, respectively, of the Group’s total revenue for the period.

The Group has the following financial assets that are subject to the expected credit loss model: trade receivables and other financial assets carried at amortized cost. The Group applies the IFRS 9 simplified approach to measuring expected credit losses (“ECL”) which uses a lifetime expected loss allowance for all trade receivables. The expected loss rates are based on the historical credit losses experienced over a recent twelve-month period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors (such as GDP growth, inflation rate and unemployment forecasts) affecting the ability of the customers to settle the receivables.
The aging of trade receivables that are past due but not impaired is shown below:

	As of June 30, 2024	As of December 31, 2023
Between one and two months	2,022	264
Between two and three months	804	849
More than three months	1,007	1,212
	3,833	2,325
The Company recognized a specific provision of $466 on trade receivables as of June 30, 2024 (December 31, 2023: $681 and June 30, 2023: $374).
The activity in the credit loss allowance was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Balance at the beginning of the period	1,683	1,537	1,757	877
Movements in credit loss allowance	666	118	626	767
Write offs	(204)	—	(204)	—
Translation effect	(57)	(97)	(91)	(86)
Balance at the end of the period	2,088	1,558	2,088	1,558

The increase in trade and other receivables and in the credit loss allowance during the three and six months ended June 30, 2024 and June 30, 2023 was a result of the overall business growth and increase in aged trade receivables.

For the three and six months ended June 30, 2024, the Company wrote off receivables from customers with a total value of $75; the balances were not previously specifically provided.

The Group actively manages credit limits and exposures in a practical manner such that past due amounts receivable from the operator customers are within controlled parameters. Management assesses the credit quality of the operators, taking into account their financial position, past experience and other factors. The Group’s receivables are principally in respect of transactions with operators for whom there is no recent history of default. Management does not expect significant losses from non-performance by these operators above the ECL provision. Management believes that the Group was not exposed to significant credit risk as at the end of the current reporting period.

The Group monitors intra-group credit exposures at the individual entity level on a regular basis and ensures timely performance in the context of its overall liquidity management. Management concluded the Group’s exposure to credit losses on intra-group receivables were immaterial.

As cash and cash equivalents are held with major financial institutions, any credit risk is deemed to be immaterial. The IFRS 9 assessment conducted for these balances did not identify any material impairment loss as of June 30, 2024 or June 30, 2023.

Liquidity Risk

The Group is exposed to liquidity risk in relation to meeting future obligations associated with its financial liabilities, which are predominantly comprised of trade and other payables (Notes 16) and borrowings (Note 14). Prudent liquidity risk management includes maintaining sufficient cash and committed credit lines to ensure the availability of adequate funding to meet the Group’s obligations when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to its reputation.

Management monitors liquidity risk by continual observation of cash inflows and outflows. To improve the net cash inflows and maintain cash balances at a specified level, management ensures that no additional financing facilities are expected to be required over the coming year. In this respect, management does not consider liquidity risk to the Group as significant when taking into account the liquidity management process referred to above.

The following table summarizes the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments. Balances due in less than 1 year equal their carrying values (except for deferred consideration and contingent consideration) as the impact of discounting is insignificant.

	Less than 1 year	Between 1 and 2 years	More than 2 years	TOTAL
As of June 30, 2024
Deferred consideration	17,500	—	—	17,500
Contingent consideration	1,427	—	—	1,427
Borrowings and interest (1)	1,296	1,151	18,671	21,118
Trade and other payables	3,739	—	—	3,739
Lease liability	1,217	1,293	4,158	6,668
Total	25,179	2,444	22,829	50,452

As of December 31, 2023
Deferred consideration	19,229	—	—	19,229
Trade and other payables	7,373	—	—	7,373
Lease liability	533	522	1,018	2,073
Total	27,135	522	1,018	28,675
(1) The amounts above include contractual interest obligations for floating rate borrowings as at June 30, 2024 based on the amortization schedule for such borrowings and the interest rate as at June 30, 2024.

5. PROPERTY AND EQUIPMENT

	COMPUTER AND OFFICE EQUIPMENT	LEASEHOLD IMPROVEMENTS	TOTAL
Net book amount as of January 1, 2024	802	106	908
Additions	699	215	914
Depreciation charge	(129)	(12)	(141)
Translation differences	9	(3)	6
As of June 30, 2024	1,381	306	1,687
Cost	2,124	442	2,566
Accumulated depreciation	(743)	(136)	(879)
Net book amount as of June 30, 2024	1,381	306	1,687

Net book amount as of January 1, 2023	598	116	714
Additions	196	8	204
Depreciation charge	(109)	(11)	(120)
Translation differences	6	1	7
As of June 30, 2023	691	114	805
Cost	1,230	230	1,460
Accumulated depreciation	(539)	(116)	(655)
Net book amount as of June 30, 2023	691	114	805
For the six months ended June 30, 2024 and 2023, cash paid for the acquisition of property and equipment was $914 and $204, respectively.

The following is the reconciliation of depreciation expense:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Depreciation expensed to general and administrative expenses (Note 19)	71	63	141	120

6. LEASES
Below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the periods presented:

	Right-of-Use Assets	Lease Liabilities
As of January 1, 2024	1,460	1,723
Additions	3,982	3,982
Amortization of right-of-use assets	(285)	—
Interest expense	—	89
Payments	—	(343)
Translation differences	115	110
As of June 30, 2024	5,272	5,561
As of January 1, 2023	1,818	2,072
Amortization of right-of-use assets	(228)	—
Interest expense	—	87
Payments	—	(286)
Translation differences	25	16
As of June 30, 2023	1,615	1,889
Lease payments not recognized as a liability
The Group has elected not to recognize a lease liability for leases that are short term (those with an expected lease term of 12 months or less). Payments made under such leases are expensed on a straight-line basis. In addition, certain variable lease payments are not permitted to be recognized as lease liabilities and are expensed as incurred.
The expense and cash paid relating to payments not included in the measurement of the lease liability was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Short-term leases (Note 19)	126	114	280	217

7. INTANGIBLE ASSETS

	DOMAIN NAMES MOBILE APPS AND RELATED WEBSITES	GOODWILL	CUSTOMER CONTRACTS AND CUSTOMER BASES	CONTENT ASSETS	INTERNALLY DEVELOPED INTANGIBLES	TOTAL
Net book amount as of January 1, 2024	78,071	10,800	4,964	—	4,165	98,000
Additions including adjustments arising as a result of a change in estimates	33,782	—	4,274	255	1,089	39,400
Amortization charge	(38)	—	(1,065)	(127)	(589)	(1,819)
Translation differences	(2,257)	—	(38)	5	(127)	(2,417)
Net book amount as of June 30, 2024	109,558	10,800	8,135	133	4,538	133,164
Cost	116,342	10,800	11,765	3,797	6,539	149,243
Accumulated amortization	(6,784)	—	(3,630)	(3,664)	(2,001)	(16,079)
Net book amount as of June 30, 2024	109,558	10,800	8,135	133	4,538	133,164

Net book amount as of January 1, 2023	69,554	10,800	5,137	—	3,030	88,521
Additions	392	—		—	962	1,354
Amortization charge	—	—	(282)	—	(395)	(677)
Translation differences	672	—	39	—	19	730
Net book amount as of June 30, 2023	70,618	10,800	4,894	—	3,616	89,928
Cost	77,332	10,800	7,269	3,542	4,652	103,595
Accumulated amortization	(6,714)	—	(2,375)	(3,542)	(1,036)	(13,667)
Net book amount as of June 30, 2023	70,618	10,800	4,894	—	3,616	89,928

Acquisition of the Freebets.com Assets

On April 1, 2024, the Group acquired the Freebets.com Assets. The acquired intangible assets are categorized between domain names and related websites, customer contracts and customer bases, and content assets (additional information regarding the acquisition of intangible assets is disclosed in Note 4 and Note 15).

Adjustment arising as a change in estimates included in additions for six months ended June 30, 2024 of $900 (see Note 15).

As of June 30, 2024 and December 31, 2023, domain names, mobile apps and related websites balance included fully amortized mobile apps with costs of $6,701 and $6,867, respectively.

For the six months ended June 30, 2024 and 2023, cash paid for intangible assets and capitalized software developments was $21,670 and $1,354, respectively.

The following table distinguishes finite and indefinite intangible assets as of June 30, 2024 and December 31, 2023:

	As of June 30, 2024	As of December 31, 2023
Net book value of assets with finite useful lives
Customer contracts	8,135	4,964
Content assets	133	—
Internally developed intangibles	4,538	4,165
Total net book value of assets with finite useful lives	12,806	9,129
Net book value of assets with indefinite useful lives
Domain names and related websites	109,558	78,071

Goodwill	10,800	10,800
Total net book value of intangible assets	133,164	98,000

8. TRADE AND OTHER RECEIVABLES

	As of June 30, 2024	As of December 31, 2023
Current
Trade receivables, net	18,116	19,012
Prepayments	1,572	1,802
Accrued revenue	117	116
Deposits	229	157
Other receivables	773	851
	20,807	21,938

	As of June 30, 2024	As of December 31, 2023
Trade receivables, gross	20,204	20,769
Credit loss allowance	(2,088)	(1,757)
Trade receivables, net	18,116	19,012
Trade receivables are unsecured and subject to settlement up to 45 days. Details on movements in the allowance are disclosed within Note 4.

9. CASH AND CASH EQUIVALENTS
Cash and cash equivalents include deposits held at banks. Due to their short-term nature, cash and cash equivalents are not measured at fair value because the carrying value approximates the fair value.
Cash and cash equivalents comprise the following:

	As of June 30, 2024	As of December 31, 2023
Cash at bank	7,523	25,429
We maintain cash and cash equivalents with major financial institutions. Our cash and cash equivalents consist of bank deposits held with banks that, at times, exceed federally or locally insured limits.

10. SHARE CAPITAL

Total authorized shares of the Company are unlimited and have no par value. The following table outlines common share activity for each period presented.

	SHARES	USD
As of January 1, 2024	37,222,549	—
Issue of restricted ordinary share awards (Note 13)	56,995	—
Issue of ordinary shares in exchange of share options exercised (Note 12)	158,247	—
Issue of ordinary shares in exchange of warrants exercised (Note 12)	33,782	—
Treasury shares acquired	(1,163,260)	—
As of June 30, 2024	36,308,313	—

As of January 1, 2023	36,431,633	—
Issue of restricted ordinary share awards (Note 13)	33,194	—
Issue of ordinary shares in exchange of share options' exercise (Note 13)	3,879	—
Issue of ordinary shares as payment of consideration for BonusFinder acquisition	1,005,929	—
Treasury shares acquired	(77,683)	—
As of June 30, 2023	37,396,952	—

During the six months ended June 30, 2024, the Company issued 33,782 shares in exchange for warrants exercised (see Note 12). The warrants were net exercised.
Share repurchase program
In November 2022, the Company’s board of directors approved a program to repurchase up to $10,000 of the Company’s’ ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. In May and in August 2024, the Company’s board of directors approved an increase in the program of an additional $10,000 each period. During the six months ended June 30, 2024, the Company repurchased 1,163,260 shares with an average price of $8.43 for a total consideration of $9,809. The Company has repurchased an aggregate of 1,485,378 shares with an average price of $8.70 for a total consideration of $12,916 since the commencement of the repurchase program as of June 30, 2024.
As at June 30, 2024, a balance of $246 was outstanding for share purchases consummated during the quarter then ended. That balance was settled in July 2024. Cash used to repurchase shares during the six months ended June 30, 2024 included $187 for shares purchased in December 2023.
The timing and actual number of shares repurchased, if any, will depend on a variety of factors, including price, general business and market conditions, available liquidity, alternative investment opportunities, and other factors. The share repurchase program does not obligate the Company to acquire any particular number of ordinary shares. The Company intends to use current cash and cash equivalents, the cash flow it generates from operations and borrowings to fund the share repurchase program. All shares purchased will be held in the Company’s treasury for possible future issuance.

Secondary offering of ordinary shares

On June 20, 2023, certain shareholders of the Company (the “Selling Shareholders”) completed an underwritten secondary offering (the “secondary offering”) of 4,887,500 ordinary shares at a public offering price of $9.25 per ordinary share. The Company did not receive any proceeds from the sale of ordinary shares by the Selling Shareholders. The Company incurred $733 in expenses in connection with the secondary offering during the three months ended June 30, 2023.

11. CAPITAL RESERVE

	Six Months Ended June 30,
	2024	2023
Opening carrying amount	74,166	63,723
Share options and warrants exercised (Note 12, 13)	991	13
Issue of ordinary shares ( Note 10)	—	10,216
Issue of restricted shares (Note 11, 13)	439	—
Share options expired (Note 12, 13)	182	—
Closing carrying amount	75,778	73,952

12. SHARE-BASED COMPENSATION RESERVE

As at June 30, 2024 and December 31, 2023, the Company had the following warrants, share options and restricted share units (“RSUs”) outstanding under the Amended and Restated 2020 Stock Incentive Plan (the “2020 Stock Incentive Plan”) and Founders Awards (as defined below) outstanding:

	June 30, 2024	December 31, 2023
Warrants	—	50,000
Share options	1,405,458	1,746,094
RSUs	593,907	—
Total grants outstanding under 2020 Stock Incentive Plan	1,999,365	1,796,094
Founders Awards granted in 2021	4,056,770	4,056,770
Total grants and awards outstanding	6,056,135	5,852,864

Changes in the share-based compensation reserve are as follows:

	OPTIONS, WARRANTS AND RESTRICTED SHARE UNITS	USD thousand
As of January 1, 2024	5,852,864	7,414
Share options expense	—	1,223
Share options granted	41,787	14
Share options exercised	(158,247)	(349)
Share warrants exercised	(50,000)	(85)
Share options forfeited	(194,593)	(257)
Share options expired	(29,583)	(182)
Restricted Share Units granted	605,370	1,134
Restricted Share Units forfeited	(11,463)	(12)
As of June 30, 2024	6,056,135	8,900

As of January 1, 2023	5,562,984	4,411
Share options expense	—	1,487
Share options granted	154,666	124
Share warrants exercised	(5,828)	(13)
Share options forfeited	(6,042)	—
As of June 30, 2023	5,705,780	6,009

13. SHARE-BASED PAYMENTS

On October 22, 2020, in an extraordinary general meeting, the Company’s shareholders approved the 2020 Stock Incentive Plan (“the Plan”). Under the current Amended and Restated 2020 Plan, which was last amended and restated on May 18, 2022, employees, officers, directors, consultants and advisors, on the grant date are eligible to purchase share warrants, and receive share options, RSUs and other stock-based awards.

Share Options and Warrants
Share options can be in the form of incentive stock options and non-statutory stock options. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither right to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry. The number of options granted, and the exercise price of the options is fixed by the board of directors of the Company.

Under the Plan, awards may be made for up to 3,649,986 shares as of June 30, 2024, which, unless otherwise determined by the Company’s board of directors, increases by 2% of the outstanding ordinary shares at the beginning of each year, of the Company’s ordinary shares. If any award expires or is terminated, surrendered, or canceled without having been fully exercised or is forfeited in whole or in part, or results in any ordinary shares not being issued, the unused ordinary shares covered by such award shall again be available for the grant of awards under the Plan.
In July 2021, in connection with the Company’s initial public offering (the “IPO”), the Company granted options for 4,056,770 shares subject to performance vesting to its CEO and COO (the “Founders’ Awards”). Each Founders’ Award is divided into twelve tranches, each subject to different market capitalization thresholds. Holders are required to hold the shares for a period of three years (“holding period”) after the exercise date. As of June 30, 2024, the performance conditions were not met for any of the tranches.

The number of share options and warrants outstanding under the Plan and the Founders’ Awards as of June 30, 2024 and 2023 were as follows:

	NUMBER OF AWARDS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE IN USD
Awards outstanding as of January 1, 2024	5,852,864	8.25
Granted	41,787	8.47
Forfeited	(194,593)	13.14
Exercised	(208,247)	3.52
Expired	(29,583)	14.27
Awards outstanding as of June 30, 2024	5,462,228	8.23
Awards exercisable as of June 30, 2024	884,503	8.51

Awards outstanding as of January 1, 2023	5,562,984	8.03
Granted	154,666	9.55
Forfeited	(6,042)	14.61
Exercised	(5,828)	3.52
Awards outstanding as of June 30, 2023	5,705,780	8.07
Awards exercisable as of June 30, 2023	641,301	7.39

The weighted-average share price for share options and warrants exercised during the six months ended June 30, 2024 and 2023 was $8.27 and $9.90, respectively.

Determination of Fair Value of Options
The options granted during the six months ended June 30, 2024 and June 30, 2023 were valued using the Black-Scholes model with the following assumptions:

	Six Months Ended June 30,
	2024	2023
Exercise price, USD	8.47	9.55
Share price, USD	8.47	9.55
Risk free interest rate	4.35%	3.78%
Estimated volatility	35%	45%
Expected option term, years	4.00	4.41
Dividend yield	0%	0%
Estimated volatility is based on historical volatility of comparable companies.

As of June 30, 2024 and 2023, the weighted average remaining contractual life for options and warrants outstanding was 6.53 years and 7.50 years, respectively. The range of exercise prices for options and warrants issued as share-based payments was $3.52 to $14.71 per share as of each June 30, 2024 and 2023.

Restricted Share Units

During the six months ended June 30, 2024, the Board of Directors approved the issuance of 605,370 RSUs, of which 252,351 were issued to key management and executive directors. The RSUs vest 25% annually and become non-forfeitable over four years from the date of grant, subject to continuing employment. The fair value of the RSUs is based on the fair market value of the Company’s ordinary shares on the date of grant and is amortized over the vesting period.

A summary of the RSU activity as of and for the six months ended June 30, 2024 is as follows:

	NUMBER OF SHARES	WEIGHTED AVERAGE GRANT DATE FAIR VALUE, USD
Outstanding as of January 1, 2024	—	—
Granted	605,370	9.39
Forfeited	(11,463)	9.26
Outstanding as of June 30, 2024	593,907	9.39

Restricted shares

During the six months ended June 30, 2024 and 2023, there were 56,995 and 33,194 restricted share awards issued to non-executive directors, respectively. The shares were valued using the Finnerty model with the main input data being an underlying issued price of $8.47 and $10.13 per share, respectively, and a restricted period of one year.

Share-based Payment Expense

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Share options expense	591	808	981	1,611
RSU expense	653	—	1,100	—
Restricted shares expense	476	445	476	488
Share-based payment expense	1,720	1,253	2,557	2,099

	As of June 30,
	2024	2023
Unrecognized share-based payment expense, USD
Equity classified share options (excluding Founder Awards)	1,370	2,644
Founders Awards	3,381	4,695
RSUs	4,446	—

Weighted average remaining amortization period, years
Equity classified share options (excluding Founder Awards)	1.7	2.5
Founders Awards	3.7	4.7
RSUs	2.1	n/a

Share-based Compensation Reserve
The Share-based payment expense is included within the share-based compensation reserve (see Note 12).

14. BORROWINGS

Wells Fargo Credit Agreement

On March 19, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited, GDC America, Inc., and Roto Sports, Inc., as borrowers, and the Company, as guarantor, entered into a credit agreement (the “Wells Fargo Credit Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”), as lender. The Wells Fargo Credit Agreement provides for $25,000 term loan (the “Term Loan”) and a $25,000 revolving credit facility (the “Revolving Credit Facility” and, together with the Term Loan, the “Wells Fargo Credit Facility”). Subject to the approval of Wells Fargo, the term loan commitments or revolving commitments may be incrementally increased by up to $10,000 in the aggregate. The Wells Fargo Credit Facility matures on March 19, 2027.

The proceeds from the Wells Fargo Credit Facility, which is available in multi-currency drawdowns, are being, and will be, used for working capital, to settle deferred consideration, for permitted acquisitions, and for general corporate purposes and other permitted uses. As of June 30, 2024 the Company borrowed $18,000 out of $25,000 from the Revolving Credit Facility. Of the $18,000 borrowed, $16,000 was used to pay the initial consideration to the sellers of the Freebets.com Assets, while the remaining $2,000 was used to finance repurchases of the Company’s ordinary shares in the open market under the Company’s share repurchase program (discussed in Note 24). In May 2024, there was a cashless currency conversion of the $16,000 into EUR14,755. As of June 30, 2024, $7,000 was available under the Revolving Credit Facility. Subsequent to the reporting date, the Company borrowed an additional $2,500 from the Revolving Credit Facility. The Revolving Credit Facility is accounted for at amortized cost using the effective interest method. As of June 30, 2024, the Term Loan of $25,000 remained undrawn.

The borrowers may designate each loan under the Wells Fargo Credit Facility as a (1) “Base Rate Loan”, (2) a “Term SOFR Loan”, (3) a “Eurocurrency Rate Loan” or (4) a “Daily Simple RFR Loan.” A Base Rate Loan bears interest at (i) the highest of (a) a Prime Rate, (b) Federal Funds rate plus 0.50% and (c) Adjusted Term Secured Overnight Finance Rate (“SOFR”) for one-month tenor plus 1.00%, (ii) plus an applicable margin of 2.5% per annum (the “Applicable Margin”). A Term SOFR Loan bears interest at a rate of SOFR Rate plus 0.10% plus the Applicable Margin. A Eurocurrency Rate Loan bears interest at an Adjusted Eurocurrency Rate plus the Applicable Margin. A Daily Simple RFR Loan bears interest at an Adjusted Daily Simple RFR Rate plus the Applicable Margin.

The borrowers may prepay the Term Loan, and borrow, prepay and reborrow loans under the Revolving Credit Facility, without premium or penalty, subject to customary breakage costs for certain types of loans. The principal amount of the outstanding loans under the Wells Fargo Credit Facility, together with accrued and unpaid interest, is due on the maturity date. The borrower is also obligated to pay other customary fees for a credit facility of this size and type.

The obligations under the Wells Fargo Credit Agreement are secured by substantially all of the assets of the Company and the wholly subsidiaries that are borrowers under the Wells Fargo Credit Agreement.

The Wells Fargo Credit Agreement requires the Company to comply with a maximum leverage ratio not greater than 3.00 to 1.00, a minimum revenue requirement and a minimum liquidity requirement. Additionally, the Wells Fargo Credit Agreement contains customary negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, create or incur liens, incur indebtedness, pay dividends or distributions on their capital stock, effect certain mergers, make investments, sell or otherwise dispose of assets and enter into transactions with affiliates, in each case subject to customary exceptions for a credit facility of this size and type. The Company was in compliance with the debt covenants as of June 30, 2024 set forth in the Wells Fargo Credit Agreement.

As At June 30,
2024
As at January 1	—
Proceeds from borrowings	18,000
Issuance costs related to borrowings	(847)
Interest accrued (Note 20)	319
Amortization of issuance costs	71
Interest paid	(174)
Repayment of principal	—
Translation differences	(192)
As at June 30	17,177

15. AMOUNTS COMMITTED ON ASSETS’ ACQUISITION

As of June 30, 2024, amounts committed to acquisitions consist of contractual obligations resulting from acquisitions of intangible assets from third parties (see Note 7).

As of June 30, 2024, the fixed consideration payable related to the acquisition of the Freebets.com Assets amounted to $17.1 million, inclusive of the $10.0 million payment due October 1 2024, and net of $20 million cash settled at closing. The aggregate consideration was and is expected to be financed by the Company’s available cash, utilization of borrowings under available credit facilities and operating cash flows.

The contingent consideration related to the Freebets.com Assets is capped at a maximum of $5.0 million, subject to revenue performance of the Freebets.com Assets during the remainder of 2024. If the Freebets.com Assets generate less than 75% of a target revenue amount from April 1, 2024 to December 31, 2024, then no additional amount is required to be paid to the sellers. If the Freebets.com Assets generate between 75% and 100% of such target revenue amount, then the sellers will be entitled to receive additional consideration on the one-year anniversary date, or April 1, 2025, between $0 and $5.0 million on a linear scale based on such additional revenue generated. Management’s best estimate of the contingent consideration for these assets as of June 30, 2024 amounted to $1.3 million, which was computed based on revenue expectation and utilized the following assumptions as part of the option approach methodology: (i) risk-neutral probability of achieving threshold of 70%, (ii) risk-neutral probability of achieving target revenue of 4%, (iii) revenue volatility of 27.60%, (iv) revenue market price of risk adjustment of 9.10%, and (iii) discount rate of 11.04%.

As of December 31, 2023, deferred consideration of $18,811 related to the Group’s 2022 business combinations. There was no contingent consideration payable as of December 31, 2023. Refer to Note 5 of the consolidated financial statements for the year ended December 31, 2023 filed on March 21, 2024 for a description of the contingent and deferred consideration associated with the Group’s business acquisitions of RotoWire and BonusFinder.

Sensitivity analysis on contingent consideration

Reasonably possible changes at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects on the fair value of continent consideration:

	Intangible assets
	Increase	Decrease
Contingent consideration
June 30, 2024
Expected cash flows (10% movement)	700	(600)

Changes in other unobservable inputs do not result in a significantly higher or lower fair value of contingent consideration.

16. TRADE AND OTHER PAYABLES

	As of June 30, 2024	As of December 31, 2023
Current
Trade payables(i)	890	1,862
Accruals (ii)	4,332	7,656
Indirect taxes	1,436	1,180
Other payables	300	95
	6,958	10,793
(i) Trade payables balance is unsecured, interest-free and settled within 60 days from incurrence.
(ii) Included in accruals is $1,500 (2023: $4,709) related to financial liabilities which is comprised of accrued media partnership costs and other unbilled operational expenses.

17. DEFERRED TAX
Deferred tax assets and liabilities are presented on a gross basis in the consolidated statement of financial position for amounts attributable to different tax jurisdictions which cannot be offset. As at June 30, 2024 and December 31, 2023, deferred tax is presented on a gross basis in the consolidated statement of financial position unless there is a legally enforceable right to offset current tax assets against current tax liabilities.

The following amounts determined after appropriate offsetting are shown in the consolidated statement of financial position:

	As of June 30, 2024	As of December 31, 2023
Deferred tax asset	6,694	7,134
Deferred tax liability	(2,208)	(2,008)
Deferred tax asset, net	4,486	5,126
The change in the deferred tax account was as follows:

As of June 30, 2024
Deferred tax, net at the beginning of the period	5,126
Credited to the consolidated statement of comprehensive income (Note 22)	(450)
Translation differences	(190)
Deferred tax, net at the end of the period	4,486
Deferred taxes are calculated on temporary differences under the liability method using the principal tax rate within the relevant jurisdiction. The balance was comprised of the following:

	As of June 30, 2024	As of December 31, 2023
Intangible assets - deferred tax assets	5,273	5,797
Intangible assets - deferred tax liability	(3,151)	(3,193)
Trading losses and other allowances	2,364	2,522
Net deferred tax assets	4,486	5,126

At June 30, 2024, the Group had unutilized trading losses and other allowances of $57,902 of which $31,556 were not recognized based on management’s performance projections for 2024 - 2028 and the related ability to utilize the tax losses resulting in a recognition of a deferred tax asset of $2,364.

At June 30, 2024, the Group had unutilized capital allowances of $47,647 related to intangible assets, of which $5,460 were not recognized based on management’s performance projections for 2024 – 2030 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $5,273.

At June 30, 2024 and December 31, 2023, deferred tax liability amounted to $3,151 and $3,193, respectively, and related to intangible assets acquired as a part of RotoWire acquisition.

At December 31, 2023, the Group had unutilized trading losses and other allowances of $57,784, of which $29,199 were not recognized based on management’s performance projections for 2024 – 2028 and the related ability to utilize the tax losses resulting in deferred tax asset recognition of $2,522.

At December 31, 2023, the Group had unutilized capital allowances of $58,665 related to intangible assets, of which a balance of $12,289 was not recognized based on management’s performance projections for 2024 – 2030 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $5,797.

18. REVENUE
Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.
For the three and six months ended June 30, 2024, our top ten customers accounted for 31% and 36% of our revenue, respectively, and no single customer generated at least 10% of the Group’s total revenue for the periods. For the three and six months ended June 30, 2023, our top ten customers accounted for 50% and 49% of our revenue, respectively, and our largest customer accounted for 18% and 14% of our revenue, respectively.

The Group presents revenue as disaggregated by market based on the location of end user as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
North America	12,257	13,361	27,073	27,504
U.K. and Ireland	9,911	8,364	18,831	16,891
Other Europe	5,931	2,812	9,792	5,582
Rest of the world	2,442	1,435	4,060	2,687
Total revenues	30,541	25,972	59,756	52,664
The Group presents disaggregated revenue by monetization type as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Performance marketing	24,219	20,776	47,592	42,537
Subscription and content syndication	1,946	1,712	3,905	3,575
Advertising and other	4,376	3,484	8,259	6,552
Total revenues	30,541	25,972	59,756	52,664

Presentation of revenue by monetization type for the comparative period was adjusted to consistently reflect changes in revenues classification in the current period. It resulted in a reclassification from advertising and other to subscription and content syndication of $753 and $1,452 for the three and six months ended June 30, 2023, respectively.

During the three months ended June 30, 2024, performance marketing revenue was generated by the following categories: cost per acquisition 41%, revenue share 28% and hybrid 31%, compared to 55%, 14% and 31%, respectively, during the three months ended June 30, 2023. During the six months ended June 30, 2024, performance marketing revenue was generated by the following categories: cost per acquisition 47%, revenue share 21% and hybrid 32%, compared to 57%, 13% and 30%, respectively, during the three months ended June 30, 2023.

The Group also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type was as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Casino	22,073	17,541	41,883	34,613
Sports	8,180	8,394	17,317	17,588
Other	288	37	556	463
Total revenues	30,541	25,972	59,756	52,664
Contract balances
The following table provides contract assets and contract liabilities from contracts with customers:

	As of June 30, 2024	As of December 31, 2023
Contract assets	117	116
Contract liabilities	(1,869)	(2,207)
The contract assets primary relate to the Group’s rights to consideration for services provided but not yet billed at the reporting date. The contract assets mainly relate to performance marketing revenue and subscription and content syndication revenue. The contract assets are transferred to receivables when the rights become unconditional and an invoice is issued.

The contract liabilities primarily relate to the advances received from customers for subscriptions purchased on the RotoWire.com website, for which revenue is recognized over time. It is expected that deferred income will be recognized as revenue over the next year.
Below is the carrying amount of the Group’s contract liabilities and the movements during the six months ended June 30, 2024:

2024
As of January 1	2,207
Amounts included in contract liabilities that was recognized as revenue during the period	(2,239)
Cash received in advance of performance and not recognized as revenue during the period	1,901
As of June 30	1,869

19. OPERATING EXPENSES

Sales and marketing expenses

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
People costs	6,615	5,655	12,872	10,619
Employees' bonuses related to acquisition	—	115	—	165
External marketing expenses	1,507	1,485	3,027	2,926
External content	694	734	1,742	1,823
Amortization of intangible assets	1,057	105	1,230	282
Share-based payment expense	240	92	404	184
Other	600	558	1,050	1,009
Total sales and marketing expenses	10,713	8,744	20,325	17,008

Technology expenses

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
People costs	2,269	1,779	4,724	3,465
Amortization of intangible assets	307	193	589	395
Software and subscriptions	336	353	611	578
Share-based payment expense	16	8	65	15
Other	166	131	320	251
Total technology expenses	3,094	2,464	6,309	4,704

General and administrative expenses

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
People costs	3,110	2,908	6,100	5,326
Share-based payment and related expenses	1,464	1,153	2,088	1,900
Legal and consultancy fees	931	1,156	1,729	2,336
Secondary offering related costs (Note 10)	—	733	—	733
Acquisition related costs	(450)	21	357	243
Insurance	96	166	205	338
Short-term leases	126	114	280	217
Amortization of right-of-use-assets	186	119	285	228
Depreciation of property and equipment	71	63	141	120
Other	703	495	1,356	1,025
Total general and administrative expenses	6,237	6,928	12,541	12,466
Presentation of people costs across operating expenses for comparative periods was adjusted to reflect changes in costs’ classification. It resulted in a reclassification from general and administrative expenses of $341 and $567 to sales and marketing expenses and $17 and $34 to technology expenses for the three and six months ended June 30, 2023, respectively.

During the three months ended June 30, 2024, accounting treatment related to the acquisition of the Freebets.com Assets was finalized which resulted in capitalization of $450 acquisition related costs incurred during the three months ended March 31, 2024.

Fair value movements on contingent consideration

The fair value movement on contingent consideration for three and six months ended June 30, 2023 is directly associated with the acquisition of BonusFinder.

20. FINANCE INCOME AND FINANCE EXPENSES

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Foreign exchange gain	200	546	1,070	627
Interest income	30	60	104	79
Total finance income	230	606	1,174	706

Finance expense consists of the following:
Foreign exchange loss	2	303	153	730
Unwinding of deferred consideration	426	55	679	109
Interest expense on lease liabilities	55	44	89	87
Interest expense on borrowings	390	—	390	—
Other finance results	24	18	40	57
Total finance expenses	897	420	1,351	983
Net finance (expense) income	(667)	186	(177)	(277)
Foreign exchange gain and loss of the Group are comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and related to loan, cash and cash equivalents and intercompany balances.

The unwinding of deferred consideration is mainly associated with the unwinding of the discount applied to the valuation of deferred consideration for the acquisition of BonusFinder and the Freebets.com Assets during the three and six months ended June 30, 2024. The unwinding of deferred consideration is directly associated with the unwinding of the discount applied to the valuation of deferred consideration for the acquisition of RotoWire and BonusFinder during the three and six months ended June 30, 2023.

The Group expects to incur financial expenses related to the deferred consideration payable in connection with the acquisition of the Freebets.com Assets until March 2025. The Group incurred financial expenses related to the deferred consideration related to BonusFinder through April 2024. The Group paid the final deferred consideration related to BonusFinder in April 2024.

21. BASIC AND DILUTED INCOME PER SHARE
Basic net income per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period (amounts are in USD thousand except shares and per share amounts).

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Net income for the period attributable to shareholders	6,930	278	14,229	6,873
Weighted-average number of ordinary shares, basic	36,724,946	37,082,794	36,906,748	36,757,214
Net income per share attributable to shareholders, basic	0.19	0.01	0.39	0.19

Net income for the period attributable to shareholders	6,930	278	14,229	6,873
Weighted-average number of ordinary shares, diluted	36,990,785	38,462,183	37,212,252	38,123,560
Net income per share attributable to shareholders, diluted	0.19	0.01	0.38	0.18

The calculation of diluted income per share has been based on the following weighted-average number of ordinary shares outstanding after adjustment for the effect of all dilutive potential ordinary shares:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Weighted-average number of ordinary shares, basic	36,724,946	37,082,794	36,906,748	36,757,214
Effect of share options and warrants	265,839	446,791	305,504	433,748
Effect of contingently issuable ordinary shares related to business combinations	—	932,598	—	932,598
Weighted-average number of ordinary shares, diluted	36,990,785	38,462,183	37,212,252	38,123,560

Options and warrants to purchase 5,462,228 and 5,705,780 ordinary shares were outstanding at June 30, 2024 and 2023, respectively, that could potentially be dilutive in the future (see Note 13).

For the three months ended June 30, 2024, (i) 4,898,088 (June 30, 2023: 4,625,394) options and (ii) 593,907 (June 30, 2023: nil) Restricted Stock Units were each excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.

For the six months ended June 30, 2024, (i) 4,856,301 (June 30, 2023: 4,625,394) options and (ii) 593,907 (June 30, 2023: nil) Restricted Stock Units were each excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive. At June 30, 2024, there were no contingently issuable ordinary shares that were excluded from the diluted weighted-average number of ordinary shares calculation (June 30, 2023: nil).

For disclosures regarding the number of outstanding shares, see Note 10.

22. INCOME TAX CHARGE

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Current tax expense	533	1,067	1,355	1,993
Deferred tax charge (Note 17)	190	(424)	450	(250)
	723	643	1,805	1,743
The expected weighted average tax rate of the Group amounted to 9% and 70% for the three months ended June 30, 2024 and 2023, respectively, and 11% and 20% for six months ended June 30, 2024, respectively.

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Income before tax	7,653	921	16,034	8,616
Expected tax expense	995	498	1,817	1,540
Tax effects of:
Disallowed expenses	(157)	420	156	457
Unrecognized deferred tax	(115)	(308)	(110)	(298)
Change in estimates related to prior periods	34	—	65	—
Tax incentives	(54)	—	(108)	—
Other	20	33	(15)	44
	723	643	1,805	1,743
During six months ended June 30, 2024, the Group paid net tax of $1,440 (June 30, 2023: paid net tax of $1,789).

23. RELATED PARTY TRANSACTIONS

Related parties comprise the Group’s significant shareholders (beneficial owners of more than 5% of any class of the Group’s voting securities), directors and executive officers, and immediate family members of the foregoing persons. No other related parties with joint control or significant influence were identified. Related party transactions are approved by the Group’s Audit Committee or board of directors in accordance with the Group’s Related Party Transactions Policy.

Directors’ and key management emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including directors. Compensation paid or payable to key management formed a part of general and administrative costs, and was comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Remuneration to key management and executive directors	1,466	1,357	2,816	2,496
Non-executive directors’ fees	620	676	764	916
	2,086	2,033	3,580	3,412
The emoluments paid to the directors (executive and non-executive) during the three months ended June 30, 2024 and 2023 amounted to $1,462 and $863, respectively. The emoluments paid to the directors (executive and non-executive) during the six months ended June 30, 2024 and 2023 amounted to $2,108 and $1,529, respectively.

The following transactions were incurred with related parties:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Expenses
Remuneration expense	858	1,061	1,855	1,857
Share-based payments	1,228	972	1,725	1,555
	2,086	2,033	3,580	3,412
As at June 30, 2024 and December 31, 2023, the balance outstanding to key management and non-executive directors was $679 and $1,640, respectively, and were included within accruals as the amounts are expected to be paid in less than one year.
As at June 30, 2024 and December 31, 2023, the following share options, RSUs and restricted shares were held by related parties:

	As of June 30, 2024	As of December 31, 2023
Share options held by key management, executive directors and non-executive directors	4,749,413	4,707,626
RSUs held by key management and executive directors	222,113	—
Restricted shares held by non-executive directors	56,995	33,194

During the six months ended June 30, 2024, the Company granted 222,113 RSUs to key management and executive directors (see Note 13). There were no similar grants during the six months ended June 30, 2023.

24. EVENTS AFTER THE REPORTING PERIOD

Wells Fargo Credit Facility

Subsequent to period end, the Company borrowed an additional $2,500 under the Revolving Credit Facility from the Wells Fargo Credit Facility.

Share Repurchase Program

Subsequent to period end, the Company repurchased 798,061 shares for an average price of $8.87 under the share repurchase program.

In August 2024, the Company’s board of directors increased the previously approved share repurchase program to repurchase up to an additional $10,000 of the Company’s ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Total availability under the repurchase program as of August 12, 2024, prior to the approved increase discussed in the previous sentence, was nil.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as defined in the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions. Forward-looking statements include, but are not limited to, such matters as:

▪our ability to manage our continued global expansion, including (i) in the United States, both into the new states as they launch and in existing regulated states, (ii) in other markets in which we currently operate, and (iii) expansion into other new markets;
▪our ability to compete in our industry;
▪our expectations regarding our financial performance, including our revenue, costs, EBIDTA, Adjusted EBITDA, and other non-IFRS measures;
▪our ability to mitigate and address unanticipated performance problems on our websites or platforms;
▪our ability to attract, retain, and maintain good relations with our customers;
▪our ability to anticipate market needs or develop new or enhanced offerings and services to meet those needs;
▪our ability to stay in compliance with laws and regulations, including gaming regulations and tax laws, that currently apply or may become applicable to our business both in the United States and internationally, and our expectations regarding various laws and restrictions that relate to our business;
▪our ability to anticipate the effects of existing and developing laws and regulations, including with respect to gaming and taxation, and privacy and data protection that relate to our business;
▪our ability to successfully identify, manage, consummate, and integrate any existing and potential acquisitions;
▪our ability to maintain, protect, and enhance our intellectual property;
▪our ability to identify, recruit, and retain skilled personnel, including key members of senior management;
▪our ability to effectively manage our growth and maintain our corporate culture;
▪our ability to manage the increased expenses associated and compliance demands with being a public company; and
▪our ability to maintain our foreign private issuer status.
The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions, and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance, or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023.
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Each forward-looking statement speaks only as of the date of the particular statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Form 6-K, to conform these statements to actual results or to changes in our expectations.

Overview

We are a fast-growing provider of digital marketing services for the global online gambling industry. Our principal focus is on online casino, online sports betting and fantasy sports. Through our proprietary technology platform, we publish a portfolio of premier branded websites including Gambling.com, Casinos.com,

Bookies.com, and RotoWire.com, in addition to over 50 local websites. We tailor each one of our websites to different user interests and markets within the online gambling industry by producing original content relating to the sector, such as news, odds, statistics, product reviews and product comparisons of locally available online gambling services. We attract online gamblers through online marketing efforts and refer these online gamblers to companies that are licensed by gambling regulators to provide real-money online gambling services, known as online gambling operators, who convert these potential online gamblers into actual paying players. In this way, we provide B2B, digital marketing services to online gambling operators.
Performance marketing revenue is generated by referring online gamblers to online gambling operators. When an online gambler visits an online gambling operator from one of our websites, registers a new account and makes a deposit, this online gambler becomes one of our referred players. Each of our referred players entitles us to remuneration pursuant to our agreements with the online gambling operator. Our performance marketing agreements are primarily based on a revenue share model, a CPA model or a hybrid model.
As we are compensated primarily on a performance-based model, our revenue depends overwhelmingly on the quantity and quality of traffic we can provide to our customers, rather than on our commercial team’s ability to sell advertising based on fixed fees or placements. Our commercial team focuses on finding high performing partners and curating the relationship with our existing partners to improve and expand our business relationships.

Our performance marketing revenue performance can be optimized by selecting the best commercial model available to us from each of our customers. Usually, some combination of the models are offered and it is incumbent on us to select and negotiate our preferable model. Operators’ favored model tends to vary over time depending on internal priorities and personnel. Internally, we are agnostic as to the superiority of any one of the three models above. We have a predictive analytics system which estimates the value to us of each of these models based on each operator, product and market and we simply choose the one that our systems predict will yield the best results.
Advertising, media and other revenue includes revenue from arrangements not based on the referred players including advertising on our platform and onboarding fees.
Subscriptions and content syndication revenue is generated when a customer subscribes to services over a period of time.
Online gamblers generally locate our websites via search engines, and we are thus dependent on the effective implementation of Search Engine Optimization (“SEO”) strategies across our portfolio of websites. We plan to organically increase our market share by continuing to deliver best in class content on our branded websites through the efficient use of our technology platforms. Google and other search engines are increasingly adept at identifying the high-quality content which deserves prominence. Our investments in content, product and website delivery thus naturally result in strong search engine rankings.
Our principal executive offices are located at 22 Grenville Street, St. Helier, Jersey JE4 8PX, Channel Islands.
Recent Developments
Wells Fargo Credit Facility

As of June 30, 2024 the Company had borrowed $18 million under the Wells Fargo Credit Facility. Additionally, during July 2024, the Company drew an additional $2.5 million under the Wells Fargo Credit Facility.

Acquisition of Freebets.com Assets

On April 1, 2024, the Company’s wholly owned subsidiaries, GDC Media Limited and GDC UKGB Limited, as purchasers, and the Company, as guarantor, acquired from XL Media PLC and XL Media Publishing Limited, as sellers, Freebets.com and related assets (the “Freebets.com Assets”). The Company acquired the Freebets.com Assets in an effort to expand its UK and Ireland and Other Europe business.

Total consideration to be paid to the sellers of the Freebets.com Assets will be between $37.5 million and $42.5 million, consisting of $20 million that was paid in cash at closing on April 1, 2024, $10 million to be paid on October 1, 2024, and between $7.5 million and $12.5 million to be paid on the one-year anniversary date of closing, or April 1, 2025, subject to revenue performance of the Freebets.com Assets during the remainder of

2024. The aggregate consideration is expected to be financed by the Company’s available cash, cash flow from operations and utilization of borrowings under available credit facilities.

If the Freebets.com Assets generate less than 75% of a target revenue amount from April 1, 2024 to December 31, 2024, then no additional amount in excess of $7.5 million is required to be paid to the sellers on the one-year anniversary date. If the Freebets.com Assets generate between 75% and 100% of such target revenue amount, then the sellers will be entitled to receive additional consideration on the one-year anniversary date between $0 and $5 million on a linear scale based on such additional revenue generated.

The transaction has been accounted for as an asset acquisition.

BonusFinder Consideration Payment

During April 2024, the Group settled the final deferred payment of EUR12.7 million ($13.6 million) in cash to the sellers of BonusFinder.

Share Repurchase Program
In May 2024, the Company’s board of directors increased the previously approved program to repurchase up to an additional $10.0 million of the Company’s ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. In August 2024, the Company’s board of directors approved an increase the availability under the program by an additional $10.0 million. Total availability under the repurchase program prior to the August 2024 approved increase was nil.

Rounding
We have made rounding adjustments to some of the figures included in this discussion and analysis of our financial condition and results of operations. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Results of Operations
The following discussion summarizes our results of operations for our one reportable segment for the three and six months ended June 30, 2024 and 2023. This information should be read together with our interim condensed consolidated financial statements and related notes included elsewhere in this Form 6-K.

	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change
	2024	2023	%	%
	(USD in thousands)
Revenue	30,541	25,972	18%	19%
Cost of sales	(1,436)	(896)	60%	62%
Gross profit	29,105	25,076	16%	17%
Sales and marketing expenses	(10,713)	(8,744)	23%	24%
Technology expenses	(3,094)	(2,464)	26%	27%
General and administrative expenses	(6,237)	(6,928)	(10)%	(9)%
Movements in credit losses allowance and write-offs	(741)	(118)	528%	533%
Fair value movement on contingent consideration	—	(6,087)	(100)%	(100)%
Operating profit	8,320	735	1032%	1046%
Finance income	230	606	(62)%	(62)%
Finance expenses	(897)	(420)	114%	116%
Income before tax	7,653	921	731%	741%
Income tax charge	(723)	(643)	12%	14%
Net income for the period attributable to the shareholders	6,930	278	2393%	2429%
Other comprehensive loss
Exchange differences on translating foreign currencies	(921)	(676)	36%	38%
Total comprehensive income (loss) for the period attributable to the shareholders	6,009	(398)	1610%	1621%

	Reporting Currency			Constant Currency
	Six Months Ended June 30,		Change	Change
	2024	2023	%	%
	(USD in thousands)
Revenue	59,756	52,664	13%	14%
Cost of sales	(3,669)	(1,887)	94%	96%
Gross profit	56,087	50,777	10%	11%
Sales and marketing expenses	(20,325)	(17,008)	20%	20%
Technology expenses	(6,309)	(4,704)	34%	35%
General and administrative expenses	(12,541)	(12,466)	1%	1%
Movements in credit losses allowance and write-offs	(701)	(767)	(9)%	(8)%
Fair value movement on contingent consideration	—	(6,939)	(100)%	(100)%
Operating profit	16,211	8,893	82%	83%
Finance income	1,174	706	66%	67%
Finance expenses	(1,351)	(983)	37%	38%
Income before tax	16,034	8,616	86%	87%
Income tax charge	(1,805)	(1,743)	4%	4%
Net income for the period attributable to the shareholders	14,229	6,873	107%	108%
Other comprehensive (loss) income
Exchange differences on translating foreign currencies	(3,515)	692	(608)%	(611)%
Total comprehensive income for the period attributable to the shareholders	10,714	7,565	42%	43%

Revenue
We generate most of our revenue from performance marketing whereby we refer online gamblers to online gambling operators. In addition, we earn revenue from subscriptions and content syndication, and advertising.
Performance marketing. Performance marketing revenue consists of (i) CPA revenue from arrangements where we are paid exclusively by a single cash payment for each referred player, (ii) revenue share arrangements where we are paid exclusively by a share of the customer’s net gambling revenue from the referred players, and (iii) hybrid revenue from arrangements where we are paid by both a CPA commission and a revenue share commission from the referred players. Within performance marketing, we consider each referred player to be a separate performance obligation. The performance obligation is satisfied at the point in time when the referral is accepted by the relevant online gambling operator. Revenue share fees for each referred player are considered variable consideration and are only recognized to the extent it is probable that no significant reversal of cumulative revenue recognized for the referral will occur when the ultimate fees are known.
CPA fees for each referred player are recognized when earned upon acceptance of the referral by the online gambling operator.
Fees generated by each customer during a particular month are typically paid to us within 30-45 days after invoice date.

Subscription and content syndication. Subscription revenue consists of B2C data subscription services and B2B data syndication services. For subscription and content syndication revenue, we consider each subscription to be a separate performance obligation. We satisfy our performance obligation, and revenue from these services is recognized, on a straight-line basis over the subscription period. We record deferred revenue upon execution of subscriptions when the subscription plan requires upfront payment.
Advertising and other. Advertising, media and other revenue includes revenue from arrangements not based on the referred players and includes advertising on our platform and onboarding fees. For advertising, media and other revenue, revenue is recognized on a straight-line basis over the term of the contract.

Total revenue increased by $4.6 million, or 18%, and $7.1 million, or 13%, for the three and six months ended June 30, 2024, respectively, as compared to the three and six months ended June 30, 2023, primarily due to growth in casino product in the U.K. and Ireland, Other Europe and Rest of the world, both organic and through the acquisition of the Freebets.com Assets. On a constant currency basis, revenue increased $4.8 million, or 19%, and $7.4 million, or 14%, for the three and six months ended June 30, 2024, respectively, as compared to the three and six months ended June 30, 2023.

Significant proportions of our revenue were denominated in EUR, USD or GBP. Our reported revenues in future periods will continue to be affected by fluctuations in the EUR to USD and GBP to USD exchange rates. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk - Transaction Exposure Sensitivity” for additional information.
The following tables set forth the breakdown of our revenue in thousands of USD and as percentages of total revenues for the years indicated:
Our revenue disaggregated by market is as follows:

	Three Months Ended June 30,			As a Percentage of Revenue		Six Months Ended June 30,			As a Percentage of Revenue
	2024	2023	Change	2024	2023	2024	2023	Change	2024	2023
	(USD in thousands)					(USD in thousands)
North America	12,257	13,361	(8)%	40%	51%	27,073	27,504	(2)%	45%	52%
U.K. and Ireland	9,911	8,364	18%	32%	32%	18,831	16,891	11%	32%	32%
Other Europe	5,931	2,812	111%	19%	11%	9,792	5,582	75%	16%	11%
Rest of the world	2,442	1,435	70%	9%	6%	4,060	2,687	51%	7%	5%
Total revenues	30,541	25,972	18%	100%	100%	59,756	52,664	13%	100%	100%
North America includes revenue from the United States and Canada. Other Europe includes revenue from European markets outside of the United Kingdom and Ireland, including Sweden, Germany, the Netherlands and Italy; Rest of the world includes revenue from Oceania, South America and other markets outside of Europe and North America. Revenue is disaggregated based on the location of online gamblers for performance marketing and location of clients for subscription services.
During the three and six months ended June 30, 2024 compared to the three and six months ended June 30, 2023, total revenue grew by 18% and 13%, respectively. We believe this growth stems from both increased addressable market and increased market share.
Revenue grew across our geographical markets as follows: North America declined 8% and 2% during the three and six months ended June 30, 2024, respectively, compared to the three and six months ended June 30, 2023 due to fewer new state launches and an atypically high North American sports revenue in the three months ended June 30, 2023. U.K. and Ireland grew by 18% and 11% during the three and six months ended June 30, 2024, respectively, compared to the three and six months ended June 30, 2023. Other Europe grew by 111% and 75% during the three and six months ended June 30, 2024, respectively, compared to the three and six months ended June 30, 2023. Rest of the world grew by 70% and 51% respectively, during the three and six months ended June 30, 2024, compared to the three and six months ended June 30, 2023. The increase in revenue from U.K. and Ireland, Other Europe and Rest of the world for the three and six months ended June 30, 2024 compared to the three and six months ended June 30, 2023 was due to a combination of organic growth and contribution from the acquisition of the Freebets.com Assets on April 1, 2024.

Our revenue disaggregated by monetization was as follows:

	Three Months Ended June 30,			As a Percentage of Revenue		Six Months Ended June 30,			As a Percentage of Revenue
	2024	2023	Change	2024	2023	2024	2023	Change	2024	2023
	(USD in thousands)					(USD in thousands)
Performance marketing	24,219	20,776	17%	79%	80%	47,592	42,537	12%	80%	81%
Subscription and content syndication	1,946	1,712	14%	6%	7%	3,905	3,575	9%	7%	7%
Advertising and other	4,376	3,484	26%	15%	13%	8,259	6,552	26%	13%	12%
Total revenues	30,541	25,972	18%	100%	100%	59,756	52,664	13%	100%	100%
Revenue from performance marketing consists of fees charged for the referral of players to operators. Revenue from subscriptions and content syndication consists of B2C data subscription and B2B data syndication revenue. Advertising and other revenue includes revenue from arrangements not based on referred players and includes advertising and onboarding fees.
Presentation of revenue by monetization type for the comparative period was adjusted to consistently reflect changes in revenue’s classification in the current period. It resulted in a reclassification from advertising and other to subscription and content syndication of $0.8 million and $1.5 million for the three and six months ended June 30, 2023, respectively.

During the three months ended June 30, 2024, performance marketing revenue was generated by the following categories: cost per acquisition of 41%, revenue share of 28%, and hybrid of 31%, compared to 55%, 14% and 31%, respectively, during the three months ended June 30, 2023. During the six months ended June 30, 2024, performance marketing revenue was generated by the following categories: cost per acquisition of 47%, revenue share of 21% and hybrid of 32%, compared to 57%, 13% and 30%, respectively, during the six months ended June 30, 2023.

The revenue increase for the three and six months ended June 30, 2024, compared to the three and six months ended June 30, 2023 was driven primarily by increased performance marketing and advertising and other revenue and primarily from casino.

Our revenue disaggregated by product type from which it is derived was as follows:

	Three Months Ended June 30,			As a Percentage of Revenue		Six Months Ended June 30,			As a Percentage of Revenue
	2024	2023	Change	2024	2023	2024	2023	Change	2024	2023
	(USD in thousands)					(USD in thousands)
Casino	22,073	17,541	26%	72%	68%	41,883	34,613	21%	70%	66%
Sports	8,180	8,394	(3)%	27%	32%	17,317	17,588	(2)%	29%	33%
Other	288	37	678%	1%	—%	556	463	20%	1%	1%
Total revenues	30,541	25,972	18%	100%	100%	59,756	52,664	13%	100%	100%
Revenue from Casino includes revenue from iGaming and social casino products. Revenue from Sports includes revenue from online sports betting and fantasy sports. Other revenue includes revenue from products other than Casino and Sports, including online poker and online bingo.

The revenue increase for the three and six months ended June 30, 2024, compared to the three and six months ended June 30, 2023 was driven by increased Casino revenue and Other revenue offset by marginal Sports revenue decrease.

Cost of Sales
Costs of sales increased to $1.4 million and $3.7 million for the three and six months ended June 30, 2024, respectively, from $0.9 million and $1.9 million for the three and six months ended June 30, 2023, primarily due to increased revenue and associated costs from our media partnerships. Cost of sales is comprised of license fees to media partners and data and payments' solution expenses related to subscription revenue.
Operating Expenses
Total operating expenses decreased by $3.6 million, or 15%, and $2.0 million, or 5%, in the three and six months ended June 30, 2024 compared to the three and six months ended June 30, 2023 because of no fair value movement on contingent consideration for the acquisition of BonusFinder, which was partially offset by higher sales marketing and technology expenses in the three and six months ended June 30, 2024. In constant currency, total operating expenses decreased by $3.3 million, or 14%, and $1.7 million, or 4%, respectively, in the three and six months ended June 30, 2024 compared to the three and six months ended June 30, 2023.

A significant proportion of our operating expenses were denominated in EUR. Our reported operating expenses in future periods will continue to be affected by fluctuations in the EUR to USD exchange rates. Refer to the section “Quantitative and Qualitative Disclosures about Market Risk—Transaction Exposure Sensitivity” for additional information.

The following tables set forth the breakdown of our expenses in thousands of USD and as percentages of total revenues for the years indicated:
Sales and Marketing Expenses

	Three Months Ended June 30,			As a Percentage of Revenue		Six Months Ended June 30,			As a Percentage of Revenue
	2024	2023	Change	2024	2023	2024	2023	Change	2024	2023
	(USD in thousands)					(USD in thousands)
People costs	6,615	5,655	17%	22%	22%	12,872	10,619	21%	22%	20%
Employees' bonuses related to acquisition	—	115	(100)%	—%	—%	—	165	(100)%	—%	—%
External marketing expenses	1,507	1,485	1%	5%	6%	3,027	2,926	3%	5%	6%
External content	694	734	(5)%	2%	3%	1,742	1,823	(4)%	3%	3%
Amortization of intangible assets	1,057	105	907%	3%	—%	1,230	282	336%	2%	1%
Share-based payment expense	240	92	161%	1%	—%	404	184	120%	1%	—%
Other	600	558	8%	2%	2%	1,050	1,009	4%	2%	2%
Total sales and marketing expenses	10,713	8,744	23%	35%	33%	20,325	17,008	20%	35%	32%
People costs include commercial, marketing and content functions. Employees’ bonuses related to acquisition relate to exit bonuses associated with the acquisition of BonusFinder. External marketing expenses include search engine optimization and other marketing activities. External content includes external content services such as articles published on our websites. Amortization of intangible assets relates to amortization of domain names, apps and customer contracts. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted stock-based awards to purchase our ordinary shares. Other expenses include other external service providers and software licenses.
Sales and marketing expenses increased by $2.0 million, or 23%, and $3.3 million, or 20%, for the three and six months ended June 30, 2024, respectively, compared to the three and six months ended June 30, 2023. On a constant currency basis, sales and marketing expenses increased by $2.1 million, or 24%, and $3.4 million, or 20%, for the three and six months ended June 30, 2024, compared to the three and six months ended June 30, 2023. Growth in sales and marketing expenses in the three and six months ended June 30, 2024 compared to the three and six months ended June 30, 2023 was primarily due to higher people costs as a result of new hires during the periods and year-over-year salary increases, and higher amortization of intangible assets acquired during the three and six months ended June 30, 2024.
Presentation of people costs across operating expenses for comparative periods was adjusted to reflect changes in costs’ classification. It resulted in a reclassification from general and administrative expenses of $0.3 million and $0.6 million to sales and marketing expenses and $0.02 million and $0.03 million to technology expenses for the three and six months ended June 30, 2023, respectively.
A significant proportion of our sales and marketing expense were denominated in EUR.

Technology Expenses

	Three Months Ended June 30,			As a Percentage of Revenue		Six Months Ended June 30,			As a Percentage of Revenue
	2024	2023	Change	2024	2023	2024	2023	Change	2024	2023
	(USD in thousands)					(USD in thousands)
People costs	2,269	1,779	28%	7%	7%	4,724	3,465	36%	8%	7%
Amortization of intangible assets	307	193	59%	1%	1%	589	395	49%	1%	1%
Software and subscriptions	336	353	(5)%	1%	1%	611	578	6%	—%	0%
Share-based payment expense	16	8	100%	—%	—%	65	15	333%	1%	1%
Other	166	131	27%	1%	1%	320	251	27%	1%	0%
Total technology expenses	3,094	2,464	26%	10%	10%	6,309	4,704	34%	11%	9%
People costs include platform, web, and business intelligence technology functions. Amortization of intangible assets relates to amortization of capitalized development costs. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted stock-based awards to purchase our ordinary shares. Other expenses include hosting and external service providers.
Technology expenses increased by $0.6 million, or 26%, and $1.6 million, or 34%, in the three and six months ended June 30, 2024, respectively, compared to the three and six months ended June 30, 2023. On a constant currency basis, technology expenses increased $0.7 million, or 27%, and $1.6 million, or 35%, for the three and six months ended June 30, 2024, compared to the three and six months ended June 30, 2023. Growth in technology expenses in the three and six months ended June 30, 2024 compared to the three and six months ended June 30, 2023 was primarily due to higher people costs as a result of new hires during the periods and year-over-year salary increases and higher amortization of intangible assets from accumulated capitalized development expenses.
A significant portion of our technology expenses were denominated in EUR.

General and Administrative Expenses

	Three Months Ended June 30,			As a Percentage of Revenue		Six Months Ended June 30,			As a Percentage of Revenue
	2024	2023	Change	2024	2023	2024	2023	Change	2024	2023
	(USD in thousands)					(USD in thousands)
People costs	3,110	2,908	7%	11%	12%	6,100	5,326	15%	10%	10%
Legal and consultancy fees	931	1,156	(19)%	3%	4%	1,729	2,336	(26)%	3%	4%
Secondary offering related costs (Note 10)	—	733	(100)%	—%	3%	—	733	(100)%	—%	1%
Acquisition related costs	(450)	21	(2243)%	(1)%	—%	357	243	47%	3%	4%
Share-based payment and related expenses	1,464	1,153	27%	5%	4%	2,088	1,900	10%	—%	1%
Short-term leases	126	114	11%	—%	—%	280	217	29%	1%	—%
Insurance	96	166	(42)%	—%	1%	205	338	(39)%	—%	—%
Amortization of right-of-use-assets	186	119	56%	1%	—%	285	228	25%	—%	—%
Depreciation of property and equipment	71	63	13%	—%	—%	141	120	18%	—%	—%
Other	703	495	42%	2%	2%	1,356	1,025	32%	2%	2%
Total general and administrative expenses	6,237	6,928	(10)%	21%	26%	12,541	12,466	1%	19%	22%
People costs include our board of directors and executive management, finance, legal and human resource functions. Legal and consultancy fees, include fees for external auditors, tax, legal, and other advisors. Acquisition-related costs include costs incurred in connection with closed or prospective acquisitions. Share-based payment expense pertains to the share-based compensation plan whereby certain employees and consultants have been granted share-based awards to purchase our ordinary shares. Short term leases relate to lease and other property expenses not classified as right-of-use assets. Amortization of right-of-use assets relates to amortization of leases under IFRS 16. Depreciation expense pertains to computer and office equipment. Other expenses include office expenses and travel and entertainment expenses.
General and administrative expenses decreased by $0.7 million, or 10%, and increased by $0.1 million, or 1%, for the three and six months ended June 30, 2024, respectively, compared to the three and six months ended June 30, 2023. On a constant currency basis, general and administrative expenses decreased by $0.6 million, or 9%, and increased by $0.2 million, or 1%, for the three and six months ended June 30, 2024, respectively, compared to the three and six months ended June 30, 2023. The decrease in general and administrative expenses in the three months ended June 30, 2024 compared to the three months ended June 30, 2023 was primarily due to the secondary offering related costs incurred during the three months ended June 30, 2023 and the capitalization of certain acquisition-related costs incurred during the three months ended March 31, 2024.
Presentation of people costs across operating expenses for comparative periods were adjusted to reflect changes in costs’ classification. It resulted in a reclassification from general and administrative expenses of $0.3 million and $0.6 million to sales and marketing expenses and $17 thousand and $34 thousand to technology expenses for the three and six months ended June 30, 2023, respectively.
A significant proportion of our general and administrative expenses were denominated in EUR.

Fair value movements on contingent consideration
The fair value movement on contingent consideration is directly associated with the acquisition of BonusFinder. Movements in fair value are caused by changes in assumption of future performance and the unwinding of the discount applied to the calculation of the fair value of the contingent consideration. As of June 30, 2023, the Company entered into an agreement with the former shareholders of BonusFinder, which modified terms of the original share purchase agreement in relation to the final consideration payment. As per the June 30, 2023 agreement, the original earn-out period was terminated early on June 30, 2023. The Group will not incur further gains or losses related to the fair value movement of the contingent consideration for the BonusFinder acquisition.
Finance Income and Finance Expense

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	(USD in thousands)		(USD in thousands)
Foreign exchange gain	200	546	1,070	627
Interest income	30	60	104	79
Total finance income	230	606	1,174	706

Finance expense consists of the following:
Foreign exchange loss	2	303	153	730
Unwinding of deferred consideration	426	55	679	109
Interest expense on lease liabilities	55	44	89	87
Interest expense on borrowings	390	—	390	—
Other finance results	24	18	40	57
Total finance expense	897	420	1,351	983
Net finance (expense) / income	(667)	186	(177)	(277)
Foreign exchange gain and loss of the Group are comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and related to loan, cash and cash equivalents and intercompany balances.

The unwinding of deferred consideration is mainly associated with the unwinding of the discount applied to the valuation of deferred consideration for the acquisition of BonusFinder and the Freebets.com Assets during the three and six months ended June 30, 2024. The Group expects to incur financial expenses related to the deferred consideration payable in connection with the acquisition of the Freebets.com Assets until March 2025. The unwinding of deferred consideration is directly associated with the unwinding of the discount applied to the valuation of deferred consideration for the acquisition of RotoWire and BonusFinder during the three and six months ended June 30, 2023. The final deferred consideration amount for the acquisition of BonusFinder was paid in April 2024, and as a result, the Group will not incur further expenses related to this transaction.
Taxation
We are subject to income taxes in the jurisdictions where we operate. The Group incurred current tax expenses of $0.5 million and $1.1 million, respectively, for the three months ended June 30, 2024 and 2023. The Group incurred current tax expenses of $1.4 million and $2.0 million, respectively, for the six months ended June 30, 2024 and 2023. Deferred tax included in the income tax charges amounted to a tax charge of $0.2 million and a tax credit of $0.4 million, respectively, for the three months ended June 30, 2024 and 2023, and a tax charge of $0.5 million and tax credit of $0.3 million for the six months ended June 30, 2024 and 2023. The charges relate to the difference between the accounting and tax base of intangible assets, carried forward tax losses and other allowances.
As of June 30, 2024 and December 31, 2023, we had cumulative carried forward tax losses of $27.5 million and $25.3 million, respectively. As of June 30, 2024 and December 31, 2023, we had unutilized notional interest allowance of $23.8 million and $27.1 million, respectively. As of June 30, 2024 and December 31, 2023, we had unutilized capital allowances of $47.6 million and $58.7 million, respectively, related to intangible assets.

Non-IFRS Financial Measures
Management uses several financial measures, both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.

The table below summarizes the IFRS and non-IFRS measures utilized by the Company as stated in its reporting currency and constant currency, as applicable, for the periods presented. See the following sections for a complete reconciliation of the IFRS to non-IFRS measures for each category.

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2024	2023	%	%	2024	2023	%	%
Net income for the period attributable to the shareholders	6,930	278	2393%	2429%	14,229	6,873	107%	108%
Net Income Margin	23%	1%			24%	13%
Net income per share attributable to shareholders, diluted	0.19	0.01	1800%	1800%	0.38	0.18	111%	111%
Adjusted net income for the period attributable to shareholders	7,356	6,535	13%	14%	14,908	14,086	6%	7%
Adjusted net income per share attributable to shareholders, diluted	0.20	0.17	18%	18%	0.40	0.37	8%	8%
Adjusted EBITDA	11,211	9,424	19%	20%	21,370	20,097	6%	7%
Adjusted EBITDA Margin	37%	36%			36%	38%
Cash flows generated by operating activities	193	4,586	(96)%		8,999	11,669	(23)%
Free Cash Flow					14,176	15,124	(6)%
Adjusted Net Income and Adjusted Net Income Per Share

Adjusted net income is a non-IFRS financial measure defined as net income attributable to equity holders excluding the fair value gain or loss related to contingent consideration, unwinding of deferred consideration, and certain employee bonuses related to acquisitions. Adjusted net income per diluted share is a non-IFRS financial measure defined as adjusted net income attributable to equity holders divided by the diluted weighted average number of common shares outstanding.

We believe adjusted net income and adjusted net income per diluted share are useful to our management as a measure of comparative performance from period to period as these measures remove the effect of the fair value gain or loss related to the contingent consideration, unwinding of deferred consideration, and certain employee bonuses, all associated with our acquisitions, during the limited period where these items are incurred. The unwinding of deferred consideration during the three and six months ended June 30, 2024 is mainly associated with the unwinding of the discount applied to the valuation of deferred consideration for the acquisition of the Freebets.com Assets. The unwinding of deferred consideration and employee bonuses incurred until April 2024 relate to the Company’s acquisition of Roto Sports and BonusFinder. See Note 5 of the consolidated financial statements for the year ended December 31, 2023 filed on March 21, 2024 for a description of the contingent and deferred considerations associated with our 2022 acquisitions.
Below is a reconciliation to adjusted net income attributable to equity holders and adjusted net income per share, diluted from net income for the year attributable to the equity holders and net income per share attributed to ordinary shareholders, diluted as presented in the Consolidated Statements of Comprehensive Income and for the period specified:

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three months ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2024	2023	%	%	2024	2023	%	%
Revenue	30,541	25,972	18%	19%	59,756	52,664	13%	14%
Net income for the period attributable to shareholders	6,930	278	2393%	2429%	14,229	6,873	107%	108%
Net income margin	23%	1%			24%	13%

Net income for the period attributable to shareholders	6,930	278	2393%	2429%	14,229	6,873	107%	108%
Fair value movement on contingent consideration (1)	—	6,087	(100)%	(100)%	—	6,939	(100)%	(100)%
Unwinding of deferred consideration (1)	426	55	675%	689%	679	109	523%	529%
Employees' bonuses related to acquisition(1)	—	115	(100)%	(100)%	—	165	(100)%	(100)%
Adjusted net income for the period attributable to shareholders	7,356	6,535	13%	14%	14,908	14,086	6%	7%
Net income per share attributable to shareholders, basic	0.19	0.01	1800%	1800%	0.39	0.19	105%	105%
Effect of adjustments for fair value movements on contingent consideration, basic	0.00	0.16	(100)%	(100)%	0.00	0.19	(100)%	(100)%
Effect of adjustments for unwinding on deferred consideration, basic	0.01	0.00	100%	100%	0.02	0.00	100%	100%
Effect of adjustments for bonuses related to acquisition, basic	0.00	0.00	—%	—%	0.00	0.00	—%	—%
Adjusted net income per share attributable to shareholders, basic	0.20	0.17	18%	11%	0.41	0.38	8%	8%
Net income per share attributable to ordinary shareholders, diluted	0.19	0.01	1800%	1800%	0.38	0.18	111%	111%
Adjusted net income per share attributable to shareholders, diluted	0.20	0.17	18%	18%	0.40	0.37	8%	8%

(1) There is no tax impact from fair value movement on contingent consideration, unwinding of deferred consideration or employee bonuses related to acquisition.
The per share amounts in the table above are calculated using the weighted average basic and diluted shares per period, as detailed below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Weighted-average number of ordinary shares, basic	36,724,946	37,082,794	36,906,748	36,757,214
Weighted-average number of ordinary shares, diluted	36,990,785	38,462,183	37,212,252	38,123,560

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.
We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.
While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.
Below is a reconciliation to EBITDA and Adjusted EBITDA from net income for the year attributable to shareholders as presented in the Consolidated Statements of Comprehensive Income (Loss) for the year specified:

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2024	2023	%	%	2024	2023	%	%
	(USD in thousands)				(USD in thousands)
Net income for the period attributable to shareholders	6,930	278	2393%	2429%	14,229	6,873	107%	108%
Add back (deduct):
Interest expenses on borrowings and lease liability	445	44	911%	911%	479	87	451%	457%
Income tax charge	723	643	12%	14%	1,805	1,743	4%	4%
Depreciation expense	71	63	13%	15%	141	120	18%	18%
Amortization expense	1,550	417	272%	275%	2,104	905	132%	134%
EBITDA	9,719	1,445	573%	580%	18,758	9,728	93%	94%
Share-based payment and related expense	1,720	1,253	37%	39%	2,557	2,099	22%	23%
Fair value movement on contingent consideration	—	6,087	(100)%	(100)%	—	6,939	(100)%	(100)%
Unwinding of deferred consideration	426	55	675%	689%	679	109	523%	529%
Foreign currency translation (gains) losses, net	(198)	(243)	(19)%	(18)%	(917)	103	(990)%	(999)%
Interest income	(30)	(60)	(50)%	(49)%	(104)	(79)	32%	33%
Other finance results	24	18	33%	33%	40	57	(30)%	(30)%
Secondary offering related costs	—	733	(100)%	(100)%	—	733	(100)%	(100)%
Acquisition related costs (1), (2)	(450)	21	(2243)%	(2243)%	357	243	47%	48%
Employees' bonuses related to acquisition	—	115	(100)%	(100)%	—	165	(100)%	(100)%
Adjusted EBITDA	11,211	9,424	19%	20%	21,370	20,097	6%	7%
(1)The acquisition costs are related to completed and contemplated business combinations of the Group.
(2)During the three months ended June 30, 2024, accounting treatment related to the asset acquisition in April 2024 was finalized which resulted in capitalization of $0.5 million acquisition related costs incurred during the three months ended March 31, 2024

Adjusted EBITDA increased by 19% to $11.2 million for the three months ended June 30, 2024 compared to the three months ended June 30, 2023, primarily driven by growth in revenue partially offset by increase in operating expenses. In constant currency, Adjusted EBITDA increased by 20% for the three months ended June 30, 2024.

Adjusted EBITDA increased by 6% to $21.4 million for the six months ended June 30, 2024 compared to the six months ended June 30, 2023, primarily driven by growth in revenue partially offset by increase in operating expenses. In constant currency, Adjusted EBITDA increased by 7% for the six months ended June 30, 2024.

Below is the Adjusted EBITDA Margin calculation for the periods specified:

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended June 30,		Change	Change	Six Months Ended June 30,		Change	Change
	2024	2023	%	%	2024	2023	%	%
	(USD in thousands, except margin)				(in thousands USD, except margin)
Revenue	30,541	25,972	18%	19%	59,756	52,664	13%	14%
Adjusted EBITDA	11,211	9,424	19%	20%	21,370	20,097	6%	7%
Adjusted EBITDA Margin	37%	36%			36%	38%

Free Cash Flow
Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities less capital expenditures. In the second quarter of 2024, the Company changed its definition of free cash flow to exclude from capital expenditures the cash flows related to acquisitions accounted for as business combinations and asset acquisitions. Previously, capital expenditures only excluded cash flows related to business combinations. The Company believes that this more appropriately reflects the measurement of free cash flow as it limits the adjustments to capital expenditures that relate to ongoing maintenance capital expenditure.
We believe Free Cash Flow is useful to our management team as a measure of financial performance as it measures our ability to generate additional cash from our operations. While we use Free Cash Flow as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow is a substitute for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS.
The primary limitation associated with the use of Free Cash Flow as compared to IFRS metrics is that Free Cash Flow does not represent residual cash flows available for discretionary expenditures because the measure does not deduct the payments required for debt payments and other obligations or payments made for acquisitions. Free Cash Flow as we define it also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.
Below is a reconciliation to Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statements of Cash Flows for the period specified:

	Six Months Ended June 30,		Change
	2024	2023	$	%
	(USD in thousands)
Cash flows generated by operating activities	8,999	11,669	(2,670)	(23)%
Adjustment for items presented in operating activities:
Payment of contingent consideration	—	4,621	(4,621)	(100)%
Payment of deferred consideration	7,156	—	7,156	100%
Adjustment for items presenting in investing activities:
Capital Expenditures (1)	(1,979)	(1,166)	(813)	(70)%
Free Cash Flow	14,176	15,124	(948)	(6)%
(1) Capital expenditures are defined as the acquisition of property and equipment, and capitalized research and development costs, and excludes cash flows related to acquisitions accounted for as business combinations and asset acquisitions, as described above. Accordingly, capital expenditures presented above for the six months ended June 30, 2024 and 2023 exclude $20.6 million (related to the Freebets.com Asset acquisition) and $0.4 million, respectively.

Free cash flow decreased by 6% to $14.2 million for the six months ended June 30, 2024 compared to the six months ended June 30, 2023, primarily driven by an increase in capital expenditures.

Due to the change in the definition of free cash flow, as discussed above, the Company has recast its full year 2023, 2022 and 2021 free cash flow in the following tables.

The table below provides free cash flow in accordance with the changed definition of free cash flow, which excludes capital expenditures related to the acquisition of intangible assets:

	Year Ended December 31,
	2023	2022	2021
	(USD in thousands)
Cash flows generated by operating activities	17,910	18,755	13,997
Adjustment for items presented in operating activities:
Payment of contingent consideration	4,621	—	—
Payment of deferred consideration	2,897	—	—
Adjustment for items presenting in investing activities:
Capital Expenditures	(2,365)	(2,323)	(1,964)
Free Cash Flow	23,063	16,432	12,033

Capital expenditures presented above for the years ended December 31, 2023, 2022 and 2021 have been recast to exclude cash flows related to intangible asset acquisitions of $6.9 million, $7.0 million and $3.6 million, respectively.

Constant Currency
Changes in our financial results include the impact of changes in foreign currency exchange rates. We provide “constant currency” analysis, as if the EUR-USD exchange rate had remained constant period-over-period, to enhance the comparability of our operating results. When we use the term “constant currency,” we adjust for the impact related to the translation of our consolidated statements of comprehensive income (loss) from EUR to USD by translating financial data for the three and six months ended June 30, 2023 using the same foreign currency exchange rates that we used to translate financial data for the three and six months ended June 30, 2024.
Constant currency metrics should not be considered in isolation or as a substitute for reported results prepared in accordance with IFRS. Refer to “Results of Operations” for Management’s discussion of the constant currency impact for the three and six months ended June 30, 2024 with the three and six months ended June 30, 2023. For foreign exchange rates used, see “Note 3 – Summary of Significant Accounting Policies – Foreign Currency Translation,” within the Notes to the interim condensed consolidated financial statements included elsewhere in this Form 6-K. See “Quantitative and Qualitative Disclosures about Market Risk – Transaction Exposure Sensitivity” for additional information below in this Form 6-K.

Key Performance Indicator
Our Key Performance Indicator, or KPI, does not represent an IFRS based measurement. We define a new depositing customer (“NDC”) as a unique referral of a player from our system to one of our customers that satisfied an agreed performance obligation (typically making a deposit above a minimum threshold) with the customer and thereby triggered the right to a commission for us. Management uses NDCs as an indication of the performance of our websites or mobile apps as we generate commission revenues from customers based on the referred players.

While no estimation is necessary in quantifying NDCs, the KPI is subject to various risks, such as reliance on search engines, reliance on customer data, customer concentration, competition, licensing and regulation, and macroeconomic conditions. Refer to “Item 3. Key Information – Risk Factors” within our Annual Report on Form 20-F for the year ended December 31, 2023 for further risks associated with our business which could affect this KPI.

	Three Months Ended June 30,		Change	Six Months Ended June 30,		Change
	2024	2023	%	2024	2023	%
	(in thousands)
New Depositing Customers	108	91	19%	215	179	20%

The 19% and 20% increase in NDCs for the three and six months ended June 30, 2024 compared to the three and six months ended June 30, 2023 demonstrates the growth in the business, primarily related to casino products. As such, we believe this is a meaningful metric in evaluating our operating performance.

LIQUIDITY AND CAPITAL RESOURCES
Our principal sources of liquidity have been cash generated from operations and borrowings. As of June 30, 2024 and December 31, 2023, our cash deposited with banks was $7.5 million and $25.4 million, respectively, primarily in accounts with banks in the United States, Ireland and the United Kingdom. Additionally, as of June 30, 2024, we had $32.0 million available under the Wells Fargo Credit Facility. Historically, our fundraising efforts related to the expansion of our business through acquisitions and the continued development of our platform.
We estimate based on cash on hand, cash generated from operations and Wells Fargo Credit Facility availability that we will have adequate liquidity to fund operations for at least twelve months from the issuance date of our interim condensed consolidated financial statements.

Wells Fargo Credit Agreement

On March 19, 2024, our wholly owned subsidiaries, GDC Media Limited, GDC America, Inc., and Roto Sports, Inc., as borrowers, and the Company, as guarantor, entered into a credit agreement (the “Wells Fargo Credit Agreement”) with Wells Fargo Bank, National Association (“Wells Fargo”), as lender. The Wells Fargo Credit Agreement provides for a three-year $25.0 million term loan (the “Term Loan”) and a $25.0 million revolving credit facility (the “Revolving Credit Facility” and, together with the Term Loan, the “Wells Fargo Credit Facility”). Subject to the approval of Wells Fargo, the term loan commitments or revolving commitments may be incrementally increased by up to $10.0 million in the aggregate. The Wells Fargo Credit Facility matures on March 19, 2027.

The proceeds from the Wells Fargo Credit Facility, which is available in multi-currency drawdowns, being and will be used for working capital, to settle deferred consideration, for permitted acquisitions, and for general corporate purposes and other permitted uses.

During the three months ended June 30, 2024, the Company borrowed EUR14,755 ($16 million) under the Revolving Credit Facility at an initial interest rate of 6.52% per annum to pay the initial consideration to the sellers of the Freebets.com Assets. During the three months ended June 30, 2024, the Company also borrowed $2 million under the Revolving Credit Facility at an initial interest rate of 7.92% to finance repurchases of the Company’s ordinary shares in the open market pursuant to the Company’s share repurchase program. Subsequent to period end the Company borrowed an additional $2.5 million under the Revolving Credit Facility at an initial interest rate of 6.27%.

The borrowers may designate each loan under the Wells Fargo Credit Facility as a (1) “Base Rate Loan”, (2) a “Term SOFR Loan”, (3) a “Eurocurrency Rate Loan” or (4) a “Daily Simple RFR Loan.” A Base Rate Loan bears interest at (i) the highest of (a) a Prime Rate, (b) Federal Funds rate plus 0.50% and (c) Adjusted Term Secured Overnight Finance Rate (“SOFR”) for one-month tenor plus 1.00%, (ii) plus an applicable margin of 2.5% per annum (the “Applicable Margin”). A Term SOFR Loan bears interest at a rate of SOFR Rate plus 0.10% plus the Applicable Margin. A Eurocurrency Rate Loan bears interest at an Adjusted Eurocurrency Rate plus the Applicable Margin. A Daily Simple RFR Loan bears interest at an Adjusted Daily Simple RFR Rate plus the Applicable Margin.

The borrowers may prepay the Term Loan, and borrow, prepay and reborrow loans under the Revolving Credit Facility, without premium or penalty, subject to customary breakage costs for certain types of loans. The principal amount of the outstanding loans under the Wells Fargo Credit Facility, together with accrued and unpaid interest, is due on the maturity date. The borrower also obligated to pay other customary fees for a credit facility of this size and type.

The obligations under the Wells Fargo Credit Agreement are secured by substantially all of the assets of the Company and the wholly subsidiaries that are borrowers under the Wells Fargo Credit Agreement.

The Wells Fargo Credit Agreement requires the borrowers to comply with a maximum leverage ratio not greater than 3.00 to 1.00 and a minimum liquidity requirement. Additionally, the Wells Fargo Credit Agreement contains customary negative covenants, including covenants limiting the ability of the Company and its subsidiaries to, among other things, create or incur liens, incur indebtedness, pay dividends or distributions on their capital stock, effect certain mergers, make investments, sell or otherwise dispose of assets and enter into transactions with affiliates, in each case subject to customary exceptions for a credit facility of this size and type.

The Wells Fargo Credit Agreement includes customary events of default, and customary rights and remedies upon the occurrence of any event of default thereunder, including rights to accelerate the loans, terminate the commitments thereunder and realize upon the collateral securing the obligations under the Wells Fargo Credit Agreement.
Working Capital
Our working capital is mainly comprised of cash and cash equivalents, trade and other receivables and trade and other payables. As of June 30, 2024, the Company had negative working capital of $0.3 million compared to positive working capital of $14.6 million as of December 31, 2023. The change in working capital is primarily due to the cash outflow for the settlement of deferred consideration liabilities in relation to 2022 acquisitions, the initial payment for the acquisition of the Freebets.com Assets and share repurchases, partially offset by cash generated by operations and borrowings under the Wells Fargo Credit Facility. Our trade and other receivables are amounts due from customers for services performed in the ordinary course of business. Such balances are typically classified as current. Our trade and other payables are obligations to pay for services that have been acquired in the ordinary course of business from suppliers. We believe that our current working capital, expected cash flow from operations and credit facility availability are sufficient to support our operations for at least 12 months from the issuance date of our interim condensed consolidated financial statements.
Cash Flow Analysis
The following table summarizes our cash flows for the period indicated:

	Six Months Ended June 30,		Change
	2024	2023	2024 vs 2023
	(USD in thousands)
Cash flows generated by operating activities	8,999	11,669	(23)%
Cash flows used in investing activities	(32,524)	(9,505)	242%
Cash flows generated by (used in) financing activities	6,061	(1,155)	(625)%
Net movement in cash and cash equivalents	(17,464)	1,009	(1831)%
Cash Flows Generated by Operating Activities

Cash flows generated by operating activities decreased by $2.7 million, or 23%, to $9.0 million for the six months ended June 30, 2024 from $11.7 million for the six months ended June 30, 2023. The fluctuations in net cash generated by operating activities is the result of an increase in income before tax of $7.4 million, which was offset by changes in non-cash add backs, adjustments to income before tax and changes in operating assets and liabilities as follows: (i) a $6.9 million decrease related to fair value movement in contingent consideration, (ii) a net finance expense decrease of $0.1 million due to currency translation gains, (iii) a decrease in charges in credit loss allowance and write-offs of $0.1 million, (iv) an increase in depreciation and amortization charges of $1.2 million, (v) an increase in share-based payment expense of $0.5 million, (vi) a $0.3 million decrease in taxes paid, (vii) payment of a final deferred consideration in relation of RotoWire and BonusFinder acquisition of $7.2 million, and (viii) a decrease in working capital changes of $2.5 million reflecting decreased trade and other receivables balances and trade and other payable balances for the six months ended June 30, 2024 compared to 2023. The decrease in trade and other receivables was the result of improved settlements from operators during six months ended June 30, 2024 compared to six months ended June 30, 2023. The decrease in trade and other payables was a result of the timing of payments during the six months ended June 30, 2024 compared to the six months ended June 30, 2023.

Cash Flows Used in Investing Activities
Cash flows used in investing activities increased by $23.0 million to a $32.5 million net outflow during the six months ended June 30, 2024 from a $9.5 million net outflow during the six months ended June 30, 2023. During the six months ended June 30, 2023, the first deferred payment was made in relation to the RotoWire acquisition of $2.4 million, compared to the subsequent payment of $4.5 million for the six months ended June 30, 2024. During the six months ended June 30, 2023, the first contingent payment was made in relation to the BonusFinder acquisition of $5.6 million, which is comparable to the subsequent payment of $5.6 million for the six months ended June 30, 2024. Additionally, during six month ended June 30, 2024, the initial payment of $20.0 million for the Freebets.com Assets was made. Acquisition of other assets increased by $1.0 million due to investments made in new offices in the United States and Malta in the six months ended June 30, 2024 compared to the six months ended June 30, 2023.

During the six months ended June 30, 2024 and 2023, interest received from short term deposits placed with banks was $0.1 million and nil , respectively.

Cash Flows Used in Financing Activities

Cash flows generated from financing activities of $6.1 million for the six months ended June 30, 2024 was the net result of the proceeds from exercised share options of $0.6 million, credit revolver facility borrowings of $18.0 million (gross of fees paid for financing of $0.8 million), interest paid on borrowings of $0.2 million, repurchases of ordinary shares of $9.7 million, rent payments, including principal and implied interest, for long-term leases of $0.3 million, and interest payments related to deferred consideration of $1.4 million.

Cash flows used in financing activities of $1.2 million for the six months ended June 30, 2023 was the result of repurchase of ordinary shares of $0.8 million, interest payments related to deferred consideration of $0.1 million and rent payments, including principal and implied interest, for long-term leases of $0.3 million.

CRITICAL ACCOUNTING ESTIMATES
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and amounts reported in the consolidated financial statements and accompanying notes. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.
There have been no material changes or additions to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in our Annual Report on Form 20-F for the year ended December 31, 2023.
Recent Accounting Pronouncements
There are no new IFRS or IFRS Interpretation Committee interpretations effective for the six months ended June 30, 2024 that have a material impact on our interim condensed consolidated financial statements. See Note 3 to our interim condensed consolidated financial statements included in this Form 6-K.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our operations are exposed to a variety of financial risks: market and currency risk, interest rate risk, contractual risk, credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance.

Risk management is carried out by management under policies approved by our board of directors. Management identifies and evaluates financial risks in close cooperation with our operating segment. Our board of directors provides principles for overall risk management, as well as policies covering specific areas, such as interest rate risk, non-derivative financial instruments and investment of excess liquidity.

Similar to other businesses, we are exposed to risks that arise from our use of financial instruments. Further quantitative information in respect of these risks is presented throughout our consolidated financial statements.
Market and Currency Risk
Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.
We have exposure to foreign currency risk. Sales invoicing to customers is primarily in EUR, USD and GBP amounts, and the majority of outgoing payments are in EUR and USD payments. Our cash balances are primarily in USD and EUR.
We carefully monitor exchange rate fluctuations and review their impact on our net assets and position. Exchange rates are negotiated with our main provider of banking services as and when needed. We do not enter into any derivative financial instruments to manage our exposure to foreign currency risk.
The carrying amount of our foreign currency denominated net assets and monetary liabilities and details of the exposure as of June 30, 2024 and December 31, 2023 are shown in Note 4 to our interim condensed consolidated financial statements.
Transaction exposure relates to business transactions denominated in foreign currency required by operations (purchasing and selling) and/or financing (interest and amortization). Translation exposure relates to net investments in foreign operations.
We have continued to see increased inflation and higher interest rates. The scale and duration of these developments remain uncertain and could impact our earnings and cash flow. As part of our risk management process, we are closely monitoring the situation, including factors as outlined in “Note 3–Risk Management” to the 2023 consolidated financial statements as it relates to the Company’s ability to continue as a going concern.
Transaction Exposure Sensitivity
In most cases, our customers are billed in their respective local currency. Major payments, such as salaries, consultancy fees, and rental fees are settled in local currencies. During the three and six months ended June 30, 2024 transactions prevailed in EUR, USD and GBP.
The table below shows the immediate impact on net income before tax of a 10% strengthening in the closing exchange rate of significant currencies to which we had exposure for the six months ended June 30, 2024 and 2023. The impact on net income or loss is due primarily to monetary assets and liabilities in a transactional currency other than the functional currency of the entity. The sensitivity associated with a 10% weakening of a particular currency would be equal and opposite. This assumes that each currency moves in isolation.

Increase (Decrease) in Net Income Before Tax:	USD	GBP
	(in thousands)
June 30, 2024	1,259	232
June 30, 2023	763	525
Interest Rate Risk
Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rate. The Group’s exposure to interest rate risk as of June 30, 2024 arises from non-current borrowings at variable rates. The Group regularly monitors its interest rate risk and considers it not to be significant in the context of profits generated from its ongoing operations.
Contractual Risk
In the ordinary course of business, we contract with various third parties. These contracts may include performance obligations, indemnities and/or contractual commitments. Management monitors our performance and any relevant counterparties against such contractual conditions to mitigate the risk of material, adverse non-compliance.
Credit Risk
Credit risk is the financial loss if a customer or counterparty to financial instruments fails to meet its contractual obligations. Credit risk arises from our cash and cash equivalents and trade receivables and other balances. The concentration of our credit risk is considered by counterparty, geography and currency. We give careful consideration to which organizations we use for our banking services in an effort to minimize credit risk.
We use forward-looking information in our analysis of expected credit losses for all instruments, which is limited to the carry value of cash and cash equivalents and trade and other balances. Our management considers the above measures to be sufficient to control the credit risk exposure.
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. This risk relates to our prudent liquidity risk management and implies maintaining sufficient cash balances. Ultimate responsibility for liquidity risk management rests with our board of directors. Our board of directors manages liquidity risk by regularly reviewing our cash requirements by reference to short-term cash flow forecasts and medium-term working capital projections prepared by management.
The following table presents our future material cash requirements as of June 30, 2024 (in thousands of USD):

	Less Than 1 Year	Between 1 and 2 Years	More Than 2 Years	Total
Deferred consideration	17,500	—	—	17,500
Contingent consideration	1,427	—	—	1,427
Borrowings and interest (1)	1,296	1,151	18,671	21,118
Lease liability	1,217	1,293	4,158	6,668
Trade and other payables	3,739	—	—	3,739
	25,179	2,444	22,829	50,452
(1) The amounts above include contractual interest obligations for floating rate borrowings as at June 30, 2024 based on the amortization schedule for such borrowings and the interest rate as at June 30, 2024.

Capital Risk
Our capital structure is comprised of debt and shareholders’ equity, including share capital, share premium and accumulated deficits.

When managing capital, our objective is to maintain adequate financial flexibility to preserve our ability to meet our current and long-term financial obligations. Our capital structure is managed and adjusted to reflect changes in economic conditions.
We fund our expenditures on commitments from existing cash and cash equivalent balances and our credit facility.
Financing decisions are made by our board of directors based on, among other things, forecasts of the expected timing and level of capital and operating expenditure required to meet our commitments and development plans.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Share Repurchase Program

In November 2022, the Company’s board of directors approved a program to repurchase up to $10.0 million of the Company’s ordinary shares in open market transactions, including under plans complying with Rule 10b5-1 under the Exchange Act. In May 2024, the Company’s board of directors approved an increase in the program of an additional $10.0 million of the Company ordinary shares. During August 2024, the Company’s board of directors approved an additional increase in the program of $10.0 million.

The timing and actual number of shares repurchased, if any, will depend on a variety of factors, including price, general business and market conditions, available liquidity, alternative investment opportunities, and other factors. The share repurchase program does not obligate the Company to acquire any particular amount of ordinary shares. The Company intends to use current cash and cash equivalents and the cash flow it generates from operations to fund the share repurchase program. All shares purchased will be held in the Company’s treasury for possible future use.

The table below details the ordinary shares repurchased during the three months ended June 30, 2024:

Period	Number of Shares	Average Purchase Price Paid	Number of Share Purchases Under a Publicly Announced Plan or Program	Maximum Amount That May Be Purchased Under the Announced Plan or Program (in thousands)
April 2024	111,547	$8.96	763,155	$2,910
May 2024	293,612	$8.20	1,056,767	$10,503
June 2024	428,611	$7.94	1,485,378	$7,100

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited

Date: August 15, 2024	By:	/s/ Elias Mark
	Name:	Elias Mark
	Title:	Chief Financial Officer